UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024
OR

□ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________
Commission File Number 1-9936
EDISON 401(K) SAVINGS PLAN
(Full Title of the Plan)
EDISON INTERNATIONAL
(Name of Issuer)
2244 Walnut Grove Avenue (P.O. Box 976), Rosemead, California 91770
(Address of principal executive office)

Edison 401(k) Savings Plan

Financial Statements and Supplemental Schedules
As of December 31, 2024 and 2023 and for the Year Ended December 31, 2024

Reports of Independent Registered Public Accounting Firms	4

Financial Statements
Statements of Net Assets Available for Plan Benefits as of December 31, 2024 and 2023	6
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2024	7
Notes to Financial Statements	9

Supplemental Schedules
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	19
Form 5500, Schedule H, Line 4j – Schedule of Reportable Transactions	21
Appendix of Schedule H – Schedule of Assets (Held at End of Year)	22

Signature	48

Consents of Independent Registered Public Accounting Firms	Exhibit 23

Note: All schedules other than that listed above have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Edison 401(k) Savings Plan
Rosemead, California

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of Edison 401(k) Savings Plan (the Plan) as of December 31, 2024, and the related statement of changes in net assets available for plan benefits for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2024, and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan’s management (Management). Our responsibility is to express an opinion on the financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Schedules

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2024 and Schedule of Reportable Transactions for the year then ended, has been subjected to audit procedures performed in conjunction with the audit of the financial statements. The supplemental schedules are the responsibility of Management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ McConnell Jones, L.L.P.

McConnell Jones, L.L.P.

We have served as the Plan’s auditor since 2025.

Houston, Texas
June 27, 2025

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Edison 401(k) Savings Plan
Rosemead, California

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Edison 401(k) Savings Plan (the Plan) as of December 31, 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We served as the Plan’s auditor in 2024.

Houston, Texas
June 25, 2024

Financial Statements

Statements of Net Assets Available for Plan Benefits	Edison 401(k) Savings Plan

	December 31,
(in thousands)	2024	2023
Assets
Investments, at fair value	$6,275,316	$5,626,351
Receivables
Notes receivable from participants	88,046	82,396
Dividends receivable	490	4,003
Receivable from brokers and other	17,437	22,057
Total receivables	105,973	108,456
Total assets	6,381,289	5,734,807

Liabilities
Payable to brokers and other	65,946	65,226
Total liabilities	65,946	65,226

Net assets available for plan benefits	$6,315,343	$5,669,581

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Plan Benefits	Edison 401(k) Savings Plan

For the year ended
(in thousands)	December 31, 2024
Additions
Investment income
Dividends	$22,906
Interest income and other	31,934
Net appreciation in fair value of investments	843,120
Total investment income	897,960
Interest income on notes receivable from participants	6,230
Contributions
Employer contributions, net of forfeitures	136,001
Participant and rollover contributions	206,324
Total net contributions	342,325
Total additions	1,246,515

Deductions
Management fees	(4,950)
Distributions to participants	(595,803)
Total deductions	(600,753)

Net increase	645,762
Net assets available for plan benefits
Beginning of year	5,669,581
End of year	$6,315,343

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
1. Plan Description
The following description of the Edison 401(k) Savings Plan (the "Plan") provides only general information. The Plan sponsor is Southern California Edison Company ("SCE," the "Plan Sponsor"). Participants should refer to the summary plan description and plan document, as amended, for a complete description of the Plan's provisions.
Nature of Plan
Eligibility
The Plan is a defined contribution plan with a 401(k) feature, in which qualifying full-time and part-time employees of Edison International (the "Company") and subsidiary companies, including SCE, are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. An employee, as defined by the plan document, is eligible to participate in the Plan immediately upon employment.
Contributions
Subject to statutory limits, all participants may defer pre-tax and after-tax dollars up to 84% of eligible pay. Participating employers provide matching contributions of up to 6% of a participant's eligible pay. The Company allows employees who have attained age fifty before the close of a plan year to make catch-up contributions subject to Internal Revenue Service ("IRS") limitations for employees who have attained age fifty. The Plan also accepts rollover contributions from other qualified plans. In addition to the matching contributions mentioned above, employees hired by the Company on or after December 31, 2017, receive non-elective employer contributions. Represented employees receive a non-elective contribution of 4-6%, based on age and service points. Non-represented employees hired between December 31, 2017 and June 30, 2024, receive a non-elective employer contribution of 6%. Non-represented employees hired on or after July 1, 2024, receive a non-elective contribution of 4-6%, based on age and service points.
Vesting
Participants immediately vest in their own contributions plus actual earnings thereon. Employer contributions plus actual earnings thereon vest at a rate of 20% per year. After five years of service or reaching age 65, all existing and future employer contributions and related earnings are fully vested.
Forfeitures
Forfeited non-vested accounts are used to offset employer contributions. On December 31, 2024 and 2023, the unused portion of forfeited non-vested accounts totaled approximately $115,000 and $11,000, respectively. During 2024, there were $2,475,000 of new forfeited non-vested accounts. Forfeited non-vested accounts were used to reduce employer contributions by approximately $2,371,000 in 2024.
Plan Trust
Plan assets are held in a trust with State Street Bank and Trust Company (the "Trustee") for the benefit of participants and their beneficiaries. The mutual covenants to which the Plan Sponsor and the Trustee agree are disclosed in the trust agreement between the Plan Sponsor and the Trustee. Participants should refer to the trust agreement for a complete description of the mutual covenants.

Plan Administration
The Plan is administered by the Southern California Edison Company Benefits Committee (the "Plan Administrator"), and Conduent Inc. is the Plan's record keeper. The Plan provides participants with a detailed description of each investment fund choice and lists the respective investment manager.
Administrative and Investment Expenses
Except as noted below, the Plan Sponsor pays the cost of administering the Plan, including fees and expenses of the Trustee and record keeper. The fees, taxes and other expenses incurred by the Trustee or investment managers in making investments are paid out of the applicable investment funds. These expenses also include brokerage fees for sales or purchases of Edison International Common Stock on the open market. No additional costs are incurred in connection with sales of Edison International Common Stock within the trust or the transfer of assets between funds. Effective January 1, 2024, a recordkeeping fee of $9.50 per quarter was applied to the accounts of former employees who separated for reasons other than retirement (defined as age 55 or more with 5 or more years of service) and maintained a balance in the Plan one full quarter after termination. This fee is subject to change with advance notice. Expenses associated with the individual participant brokerage accounts and professional financial advisory services are paid by the participants enrolled in these services.
Participant Accounts
Each participant account is adjusted for certain activities, including a participant's contribution, the employer's contribution, distributions, loan activities, and allocation of investment earnings (losses) and related expenses. Allocation of earnings (losses) and related expenses is based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.
Notes Receivable from Participants
Participants may borrow from the vested portion of their account, a minimum of $1,000 to a maximum of $50,000, with certain restrictions. Loan transactions are treated as transfers from (to) the investment fund to (from) participant loans. Loan terms range from one to four years for general-purpose loans or up to 15 years for the purchase of a primary residence. Loans bear interest at the prime rate in effect at the time of loan issuance plus one percent. Interest rates on outstanding loans range from 4.25% to 10.50% as of December 31, 2024, and mature on various dates through January 2040. Principal and interest are paid ratably through payroll deductions and are reinvested in the participant's account. Some separated participants may repay loan obligations directly rather than through payroll deductions. Participant loans amounted to approximately $88,046,000 and $82,396,000 as of December 31, 2024 and 2023, respectively.
Distributions to Participants
Account balances are distributed as soon as practicable after a participant dies, becomes entitled to and requests a distribution, or terminates employment with an account balance of $7,000 or less. Participants may otherwise delay distribution, subject to the minimum distribution requirements under Internal Revenue Code ("IRC") Section 401(a)-(9). Participants may receive lump sum distributions. An installment form of distribution payment is also available to certain participants. In-service withdrawals may be taken upon attainment of age 59½, or for certain financial hardships. Participants taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals and may be subject to penalty taxes for early withdrawals taken prior to age 59½. Participants who terminate employment with a vested account balance less than or equal to $1,000 will automatically be paid in a single lump sum. If the vested account balance is greater than $1,000 but less than or equal to $7,000 upon termination of employment, participants will have their vested account balance automatically rolled over to individual retirement accounts ("IRA") selected by the Chair or Secretary of the Plan Administrator, unless the participants make a timely distribution election.

2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements are prepared and presented on the accrual basis of accounting and in conformity with U.S. generally accepted accounting principles ("GAAP") applicable to employee benefit plans and ERISA.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.
Risks and Uncertainties
The Plan's investment in Edison International Common Stock amounted to approximately $305,123,000 and $321,498,000 as of December 31, 2024 and 2023, respectively. Such investments represented approximately 5% and 6% of the Plan's net assets as of December 31, 2024 and 2023, respectively. For risks and uncertainties regarding investment in Edison International Common Stock, participants should refer to the Edison International annual report on Form 10-K for the year ended December 31, 2024, and the quarterly report on Form 10-Q for the period ended March 31, 2025.
The Plan provides for various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.
The Plan participates in various investment options that include securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include the devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. See Note 3 for details.
Net Appreciation (Depreciation) in Fair Value of Investments
Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.
Notes receivable from participants that are in default, as provided in the plan document, are treated for tax purposes as deemed distributions for active participants or loan offsets for terminated participants and also reported as such in the

Form 5500. The loan offsets are included in Distributions to participants in the Statement of Changes in Net Assets Available for Plan Benefits.
Distributions to Participants
Distributions to participants, other than notes receivable from participants, are recorded when paid.
Subsequent Events
The Plan has evaluated subsequent events through the date the financial statements were issued. During this period, there were no material subsequent events that affected the Plan's financial statements.

3. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (referred to as an "exit price"). The fair value of an asset or liability considers assumptions that market participants would use in pricing the asset or liability, including assumptions about nonperformance risk. The Plan categorizes financial assets and liabilities into a three-level fair value hierarchy based on valuation inputs used to derive fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are:
•Level 1: The fair value of Level 1 assets and liabilities is determined using unadjusted quoted prices in active markets that are available at the measurement date for identical assets and liabilities;
•Level 2: Pricing inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the financial instrument; and
•Level 3: The fair value of Level 3 assets and liabilities is determined using the income approach through various models and techniques that require significant unobservable inputs. The Plan does not have any Level 3 assets and liabilities.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. All of the investments had observable pricing inputs. There were no changes in the valuation methods during 2024 and 2023. Plan assets carried at fair value are described below.
Edison International Common Stock and investments in equity mutual funds are valued at the unadjusted quoted prices in active or highly liquid and transparent markets and are classified as Level 1.
Investments in separately managed accounts ("separate accounts") are managed by external investment managers and include the following: Cash and short-term interest-bearing investments with initial maturities of three months or less are recorded at cost, plus accrued interest, which approximates fair value. The value of equity investments, real estate investment trusts, and US Treasury investments in separate accounts is based on quoted market prices in active or highly liquid and transparent markets and is therefore classified as Level 1. The fair value of fixed-income investments, including asset-backed securities, in separate accounts is based on evaluated prices that reflect significant observable market information but are classified as Level 2 because they trade in markets that are not considered active. Separate accounts also include minor investments in derivative contracts, including options and futures traded in active markets and swap contracts valued at fair value, as determined by the investment managers taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.
The self-directed brokerage accounts contain investments stated at quoted market prices for equities and mutual funds, and therefore, are classified as Level 1. Fixed-income investments in this category are classified as Level 2.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following presents information about the Plan's investments that are measured at fair value on a recurring basis as of December 31, 2024 and 2023, by level within the fair value hierarchy:

	Investments at Fair Value as of December 31, 2024
(in thousands)	Level 1	Level 2	NAV[1]	Total
Edison International Stock Fund	$304,477	$—	$646	$305,123
Money market fund	—	—	370,643	370,643
Self-directed brokerage accounts	1,032,298	6,622	—	1,038,920
Mutual fund	242,629	—	—	242,629
Collective investment funds	—	—	3,320,649	3,320,649
Separate managed funds:
Cash and other short-term investments	1,116	1,148	8,659	10,923
Mutual funds	—	—	3,869	3,869
Fixed income securities[2]	63,006	220,211	—	283,217
Common and preferred stocks	678,825	2,074	—	680,899
Other	4,807	13,637	—	18,444
Total separate managed funds	747,754	237,070	12,528	997,352
Total investments at fair value	$2,327,158	$243,692	$3,704,466	$6,275,316

	Investments at Fair Value as of December 31, 2023
(in thousands)	Level 1	Level 2	NAV[1]	Total
Edison International Stock Fund	$321,445	$—	$53	$321,498
Money market fund	—	—	386,695	386,695
Self-directed brokerage accounts	839,616	6,466	—	846,082
Mutual fund	277,865	—	—	277,865
Collective investment funds	—	—	3,263,026	3,263,026
Separate managed funds:
Cash and other short-term investments	595	494	10,271	11,360
Mutual funds	—	—	4,919	4,919
Fixed income securities[2]	46,425	211,683	—	258,108
Common and preferred stocks	240,729	947	—	241,676
Other	4,701	10,421	—	15,122
Total separate managed funds	292,450	223,545	15,190	531,185
Total investments at fair value	$1,731,376	$230,011	$3,664,964	$5,626,351

1These investments are measured at fair value using the net asset value ("NAV") per share practical expedient and have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts in the Statements of Net Assets Available for Plan Benefits.

2These investments primarily consist of corporate bonds, U.S. government and agency securities including U.S. treasury notes and bonds. These investments also include mortgage backed securities of $17,935,000 and $18,280,000 as of December 31, 2024 and 2023, respectively.
There were no investments classified as Level 3 held by the Plan during 2024 and 2023.
Fund Investments Valued at Net Asset Value per Share as a Practical Expedient
NAV is used as a practical expedient to estimate fair value, and is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used if it is determined to be probable that the investment will be sold for an amount different from the reported NAV. The following table summarizes investments measured at fair value based on NAV per share:

	December 31, 2024
			Redemption
		Unfunded	Frequency	Redemption Notice
(in thousands)	Fair Value	Commitments	(if currently eligible)	Period
Money market fund[1]	$379,948	Not applicable	Daily	None
Mutual fund[2]	3,869	Not applicable	Daily	None
Collective investment funds[3]	3,320,649	Not applicable	Daily	None
Total	$3,704,466

	December 31, 2023
			Redemption
		Unfunded	Frequency	Redemption Notice
(in thousands)	Fair Value	Commitments	(if currently eligible)	Period
Money market fund[1]	$397,019	Not applicable	Daily	None
Mutual fund[2]	4,919	Not applicable	Daily	None
Collective investment funds[3]	3,263,026	Not applicable	Daily	None
Total	$3,664,964

1As of December 31, 2024 and 2023, the combined money market fund investments of $379,948,000 and $397,019,000, respectively, are primarily invested in the State Street Money Market Fund; $8,659,000 and $10,271,000, respectively, are invested in separate managed funds "Cash and short-term investments;" $646,000 and $53,000, respectively, are invested in the "Edison International Stock Fund."
The State Street money market fund seeks to provide safety of principal, daily liquidity and a competitive yield over the long term. The fund invests in a diversified portfolio of securities including securities guaranteed by the U.S. Government or its agencies; debt securities of domestic or foreign corporations, mortgage-backed and other asset-backed securities, municipal bonds, structured notes, loan participations, revolving credit facilities, repurchase agreements and bank certificates of deposit.
2As of December 31, 2024 and 2023, the investments are all invested in a bond mutual fund within the separately managed accounts. The investment objective is to seek maximum current income, consistent with the preservation of capital and daily liquidity.
3As of December 31, 2024 and 2023, collective investment funds primarily consist of fixed-income index funds that seek to track the Barclays Capital Aggregate Bond Index, equity index funds that seek to track the performance of the Standard and Poor's 500 index, the Russell 2500 index, and the MSCI AC World Index (excluding the U.S.).

4. Investment Elections
The Trustee invests contributions in accordance with participant elections from their choice of the available investment options offered within the Plan.
Participants may elect changes to their investment mix effective each business day, with certain restrictions. The Plan imposes a seven-day trading restriction that applies to all funds except the Edison International Stock Fund. Reallocation elections may also be subject to redemption fees or other measures imposed by investment fund managers. Participants may effect changes to their deferral percentages and deferral investment elections coincident with their pay frequency.
The transfer of a participant's investment from one fund to any other fund is based on the net asset value of the units allocated to the participant's account as of the close of market on the date of transfer.

5. Investment Options
As of December 31, 2024 and 2023, all participants were able to choose from various investment fund offerings. These investment funds consisted of the following:
•Tier 1 – Ten Target Date Funds: Premixed allocation of stocks, bonds and cash. Each Target Date Fund is built from a combination of the Tier 2 core funds and designed to be more conservative over time as each fund approaches its target date.
•Tier 2 – Ten Institutional Funds representing a range of asset classes: large and small U.S. stocks, cash equivalents, non-U.S. stocks, real assets and fixed-income instruments, with varying degrees of risk and return.
•Tier 3 – Self-Directed Brokerage Accounts: Allow participants to select investments from among thousands of publicly traded securities, including individual equities, mutual funds, fixed-income products, exchange-traded funds, real estate investment trusts, and taxable unit investment trusts.
The Plan Sponsor's Trust Investment Committee may direct the Trustee to establish new investment funds or discontinue existing ones as well as change the investment medium for each investment fund. Participants should refer to the summary plan description for a more complete discussion of the various investment options.
Effective June 30, 2021, further investment in the Edison International Stock Fund was closed to new investment, including deferrals and contributions (reinvestment of dividends on Edison International Stock is not treated as new investment for this purpose). Amounts currently invested in the Edison International Stock Fund may remain invested there.
6. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
(in thousands)	2024	2023
Net assets available for plan benefits per the financial statements	$6,315,343	$5,669,581
Less: Amounts allocated to withdrawing participants	(1,751)	(523)
Less: Deemed distributions of participant loans	(781)	(817)
Net assets available for plan benefits per the Form 5500	$6,312,811	$5,668,241

The following is a reconciliation of total deductions per the financial statements to the Form 5500:

For the year ended
(in thousands)	December 31, 2024
Total distribution to participants per the financial statements	$595,803
Add: Amounts allocated to withdrawing participants at December 31, 2024	1,751
Add: Deemed distributions of participant loans at December 31, 2024	781
Less: Amounts allocated to withdrawing participants at December 31, 2023	(523)
Less: Deemed distributions of participant loans at December 31, 2023	(817)
Benefits paid to participants per the Form 5500	$596,995

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not paid as of that date. Deemed distributions are defaulted and unpaid participant loans of active participants that are disallowed on the Form 5500.

7. Related-Party Transactions
The Plan's Trustee receives fees for benefit payment, trustee, and custodial services. Certain Plan investments, including investments held in the trust, are shares of funds managed by State Street Global Advisors ("SSGA"), an affiliate of the Plan's Trustee. The Plan includes, as an investment option, the Edison International Stock Fund, which primarily invests in the Company's common stock. See Note 2 for a discussion of the amount of the Plan's investment in the Company's common stock. The Company allows for the use of office property and equipment and provides services necessary for the administration of the Plan, such as accounting and legal services at no cost to the Plan. In addition, the Plan issues loans to participants, see Notes Receivable from Participants in Note 1 for more details. These transactions qualify as exempt party-in-interest transactions under ERISA.
SSGA is the investment manager of the Edison International Stock Fund and the Money Market Fund. Fees earned by SSGA in its capacity as the investment manager of the Edison International Stock Fund and Money Market Fund were approximately $205,000 and $189,000, respectively for 2024. These fees were shown as a reduction in Interest income and included in Management fees, respectively, on the Statement of Changes in Net Assets Available for Plan Benefits.
See Note 10 regarding Edison International Stock Fund dividend payments.

8. Plan Termination
Although it has not expressed intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts. The trust will continue after termination until all trust assets have been distributed to participants and their beneficiaries.

9. Tax Status
The IRS has determined and informed the Plan Sponsor by a letter dated June 15, 2017, that the Plan and related trust are designed in accordance with the applicable qualification sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan, as amended, is designed in compliance with the applicable qualification requirements of the IRC, and that the Plan continues to be tax exempt. In addition, the Plan Administrator is not aware of any unaddressed operational issues for which corrective action is not being taken that will prevent the continuation of the Plan's qualified tax status.

10. Employee Stock Ownership Plan
The portion of the Plan consisting of the Edison International Stock Fund constitutes an employee stock ownership plan that allows for the current distribution of dividends to the accounts of all participants through the Plan. Such distributions amounted to approximately $1,610,000 for the year ended December 31, 2024. On December 12, 2024, the Board of Directors of Edison International declared a quarterly common stock dividend of $0.8275 per share which was paid on January 31, 2025 to the shareholders of record as of January 7, 2025. As a result, there was no dividend income accrued and included in Dividends receivable in the accompanying financial statements at December 31, 2024. As of December 31, 2023, approximately $3,507,000 was accrued in Dividends receivable and paid on January 31, 2024.

Supplemental Schedules

Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2024	Edison 401(k) Savings Plan

			EIN: 95‑1240335
			Plan Number: 002

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,	Description of Investment Including Maturity Date,		Current Value
	Lessor, or Similar Party	Rate of Interest, Par or Maturity Value	Cost**	(in thousands)
Edison International stock fund
*	Edison International	Common stock - no par value		$305,123
Money market fund
*	State Street Bank & Trust Co.	Money market fund - collective instrument in the State Street Bank short-term income fund		370,643
Investment funds
	BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index fund		1,606,251
	PIMCO***	Separate managed account in the core bond fund		178,604
	BlackRock Global Investors	Collective investment in the core bond fund		122,588
	Dodge & Cox***	Separate managed account in the core bond fund		134,779
	Harding Loevner	Collective investment in the core international stock fund		195,881
	Dodge & Cox	Mutual fund in the core international stock fund		242,629
	BlackRock Global Investors	Collective investment in the core international stock fund		206,681
	BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index (large company stock) fund		316,710
	BlackRock Global Investors	Collective investment in the core U.S. small-medium company stock fund		113,658
	Next Century***	Separate managed account in the core U.S. small-medium company stock fund		116
	AJO Partners***	Separate managed account in the core U.S. small-medium company stock fund		57
	Loomis Sayles***	Separate managed account in the core U.S. large company stock fund		13
	T. Rowe Price***	Separate managed account in the core U.S. large company stock fund		246,870
	Blackrock Global Investors	Collective Investment in core real assets fund		33,738
	Blackrock Global Investors	Collective Investment in global real estate investment trust fund		56,363
	Blackrock Global Investors	Collective Investment in short term treasury inflation protected securities fund		50,061
	Blackrock Global Investors	Collective Investment in the commodities fund		21,712
	Hood River Capital	Collective investment in the core U.S. small-medium company stock fund		123,267
	WESTWOOD***	WESTWOOD US Small- Med Comp Stock		125
	BlackRock Global Investors	RUSSELL 2000 Value fund		168,299
	BlackRock Global Investors	Collective Investment in global equity fund		285,491
	BlackRock Global Investors	Collective Investment in Core Bond Index fund		19,950

Jennison***	Separate managed account in the core U.S. large company stock fund	329,270
Boston Partners***	Separate managed account in the core U.S. small-medium company stock fund	107,517
	Total Investment funds	4,560,630
Self-directed brokerage accounts
Charles Schwab	Self-directed brokerage accounts	1,038,920
	Total investments	6,275,316
Notes receivable from participants
* Notes receivable from participants	Loans with maturities varying from one to four years (or up to 15 years for purchase of a primary residence) and interest rates of 4.25% to 10.50%	88,046
	Total	$6,363,362

*    Party-in-interest
**    Investments are participant-directed; therefore, disclosure of cost is not required.
***    See investment details of the separate managed investments in the appendix of the Schedule of Assets.

Form 5500 Schedule H, Line 4j - Schedule of Reportable Transactions December 31, 2024	Edison 401(k) Savings Plan

								EIN: 95-1240335
								Plan Number: 002
(a)	(b)	(c)	(d)			(g)		(h)	(i)

(in thousands)
Identity of Party Involved	Description of Asset	Purchase price		Selling price	Number of Transactions		Cost of asset	Current value of asset	Net gain or (loss)
State Street Bank+Trust Co	Short term investment fund	$548,893	$		744	$		$548,893	$—
State Street Bank+Trust Co	Short term investment fund			566,964	897		566,964	566,964	—
BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index fund	134,927			107			134,927	—
BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index fund			253,329	399		104,304	253,329	149,025
BlackRock Global Investors	RUSSELL 1000 growth fund	9,063			17			9,063	—
BlackRock Global Investors	RUSSELL 1000 growth fund			322,564	84		245,930	322,564	76,634

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2024	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	3136BT9I6	$300
		3175FB9K4 PIMCO FXVAN CALL USD CNH 7.37500000	(9)
		317U71JA1 PIMCO SWAPTION 1.958 CALL EUR 202503	4
		317U71KA9 PIMCO SWAPTION 2.93 CALL GBP 2025030	(6)
		317U71PA4 PIMCO SWAPTION 2.96 CALL GBP 2025031	(6)
		317U71QA3 PIMCO SWAPTION 2.008 CALL EUR 202503	3
		317U77ZA0 PIMCO SWAPTION 2.94 CALL GBP 2025032	(5)
		317U78AA5 PIMCO SWAPTION 1.948 CALL EUR 202503	3
		317U7P1A7 PIMCO SWAPTION 3.933 PUT USD 2025010	(1)
		317U7PSA8 PIMCO SWAPTION 3.896 PUT USD 2025010	(1)
		317U7PUA5 PIMCO SWAPTION 2.22 PUT EUR 20250106	(1)
		317U7Q3A3 PIMCO SWAPTION 3.9 PUT USD 20250106	(1)
		317U7Q6A0 PIMCO SWAPTION 3.89 PUT USD 20250106	(1)
		317U7QAA5 PIMCO SWAPTION 3.84 PUT USD 20250106	(2)
		317U7QCA3 PIMCO SWAPTION 3.85 PUT USD 20250106	(2)
		317U7QIA7 PIMCO SWAPTION 3.88 PUT USD 20250109	(1)
		317U7RVA0 PIMCO SWAPTION 3.97 PUT USD 20250113	(1)
		317U7RZA6 PIMCO SWAPTION 4.013 PUT USD 2025011	(1)
		317U7SDA8 PIMCO SWAPTION 3.49 CALL USD 2025061	1
		317U7UIA8 PIMCO SWAPTION 3.58 CALL USD 2025062	1
		ACE SECURITIES CORP. ACE 2004 HE4 M1	123
		AEP TEXAS INC SR UNSECURED 07/30 2.1	343
		AERCAP IRELAND CAP/GLOBA COMPANY GUAR 01/29 5.1	100
		AERCAP IRELAND CAP/GLOBA COMPANY GUAR 10/26 2.45	383
		AES CORP/THE SR UNSECURED 01/31 2.45	250
		AGREE LP COMPANY GUAR 06/28 2	272
		AIR LEASE CORP SR UNSECURED 06/26 5.3	302
		ALBA PLC ALBA 2006 2 A3B REGS	98
		ALLY FINANCIAL INC SR UNSECURED 05/25 5.8	400
		ALTRIA GROUP INC COMPANY GUAR 02/26 4.4	365
		AMER AIRLN 14 1 A PTT PASS THRU CE 04/28 3.7	47
		AMEREN CORP SR UNSECURED 01/29 5	200
		AMERICAN ASSETS TRUST LP COMPANY GUAR 02/31 3.375	87
		AMERICAN HONDA FINANCE SR UNSECURED 05/25 5	300
		AMERICAN TOWER CORP SR UNSECURED 02/29 5.2	201
		AMERICAN TOWER CORP SR UNSECURED 03/27 3.65	195
		APPLOVIN CORP SR UNSECURED 12/29 5.125	299
		ARGENTINE PESO	10
		AT+T INC SR UNSECURED 03/26 1.7	193
		AT+T INC SR UNSECURED 06/51 3.65	283
		AUSTRALIAN DOLLAR	38
		AUSTRALIAN GOVERNMENT BONDS REGS 11/31 1	151

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2024	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	AUTONATION INC SR UNSECURED 06/30 4.75	$193
		BANCO BILBAO VIZCAYA ARG 09/25 1.125	195
		BANK BANK 2018 BN14 A4	291
		BANK BANK 2019 BN20 A3	269
		BANK OF AMERICA CORP SR UNSECURED 01/27 VAR	201
		BANK OF AMERICA CORP SR UNSECURED 01/28 VAR	196
		BANK OF AMERICA CORP SR UNSECURED 04/28 VAR	390
		BANK OF AMERICA CORP SR UNSECURED 09/27 VAR	305
		BANK OF AMERICA CORP SR UNSECURED 12/28 VAR	96
		BANK OF AMERICA NA SR UNSECURED 08/26 VAR	202
		BANK OF MONTREAL SR UNSECURED 02/28 5.203	101
		BANK OF NOVA SCOTIA SR UNSECURED 02/26 4.75	300
		BANK OF NY MELLON CORP SR UNSECURED 02/29 VAR	198
		BARCLAYS PLC SR UNSECURED 03/28 VAR	202
		BARCLAYS PLC SR UNSECURED 09/27 VAR	203
		BARCLAYS PLC SR UNSECURED 09/35 VAR	192
		BARCLAYS PLC SR UNSECURED 11/32 VAR	338
		BAT CAPITAL CORP COMPANY GUAR 09/26 3.215	390
		BEAR STEARNS ADJUSTABLE RATE M BSARM 2004 10 11A1	36
		BENCHMARK MORTGAGE TRUST BMARK 2018 B1 A5	288
		BENCHMARK MORTGAGE TRUST BMARK 2018 B3 AAB	133
		BENCHMARK MORTGAGE TRUST BMARK 2019 B14 A5	271
		BERRY GLOBAL INC SR SECURED 01/26 1.57	290
		BLACK HILLS CORP SR UNSECURED 03/28 5.95	206
		BOA FUTURES COC BOA FUTURES CCBOSXUS1	228
		BOEING CO SR UNSECURED 02/28 3.25	659
		BOEING CO SR UNSECURED 05/30 5.15	197
		BON SECOURS MERCY SECURED 06/50 3.205	66
		BRANDYWINE OPER PARTNERS COMPANY GUAR 11/27 3.95	284
		BRAZILIAN REAL	65
		BROADCOM INC COMPANY GUAR 04/30 5	200
		BWU01H5V6 IRS USD P F 1.75000 BWU01H5V6 CCPOIS	403
		BWU01H5V6 IRS USD R V 12MSOFR BWU01H5V6 CCPOIS	(299)
		BWU01NIQ0 IRS USD P F 3.05000 SWU01NIQ0 CCPOIS	15
		BWU01P4T4 IRS USD P F 1.25000 SWU01P4T4 CCPOIS	35
		BWU01P4T4 IRS USD R V 03MSOFR SWUV1P4T6 CCPOIS	5
		BWU01PGH7 IRS USD P F 1.25000 SWU01PGH7 CCPOIS	585
		BWU01PGH7 IRS USD R V 03MSOFR BWU01PGH7 CCPOIS SOFR +0.26161	(233)
		BWU01PJP6 IRS USD P F 2.00000 SWU01PJP6 CCPOIS	130
		BWU01PJP6 IRS USD R V 03MSOFR BWU01PJP6 CCPOIS SOFR +0.26161	7
		BWU01Q9O8 IRS EUR P F .00000 SWU01Q9O8 CCPVANILLA	312
		BWU01Q9O8 IRS EUR R V 06MEURIB SWUV1Q9O0 CCPVANILLA	(11)

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2024	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	BWU01RO19 IRS USD P F 1.15000 SWU01RO19 CCPOIS	$1,108
		BWU01RO19 IRS USD R V 03MSOFR SWUV1RO11 CCPOIS	(28)
		BWU01UNW5 IRS USD P F 1.25000 SWU01UNW5 CCPOIS	767
		BWU01UNW5 IRS USD R V 03MSOFR SWUV1UNW7 CCPOIS	(44)
		BWU01VPO9 IRS USD P F 1.93120 SWU01VPO9 CCPOIS	479
		BWU01VTV9 IRS USD P F 1.97500 SWU01VTV9 CCPOIS	602
		BWU01XO99 IRS CAD P F 3.75000 SWU01XO99 CCPOIS	(2)
		BWU01XO99 IRS CAD R V 06MCORRA SWUV1XO91 CCPOIS	(10)
		BWU01Z9R1 IRS EUR P F 3.25500 SWU01Z9R1 CCPVANILLA	2
		BWU01Z9R1 IRS EUR R V 06MEURIB SWUV1Z9R3 CCPVANILLA	(6)
		BWU01ZER5 IRS EUR P F 3.17900 SWU01ZER5 CCPVANILLA	2
		BWU01ZER5 IRS EUR R V 06MEURIB SWUV1ZER7 CCPVANILLA	(6)
		BWU01ZG51 IRS CAD P F 3.50000 SWU01ZG51 CCPOIS	17
		BWU01ZG51 IRS CAD R V 06MCORRA SWUV1ZG53 CCPOIS	(42)
		BWU0203Z5 IRS USD P F 4.00000 SWU0203Z5 CCPOIS	33
		BWU0203Z5 IRS USD R V 12MSOFR SWUV203Z7 CCPOIS	(207)
		BWU0206W9 IRS USD P F 3.50000 SWU0206W9 CCPOIS	198
		BWU0206W9 IRS USD R V 12MSOFR SWUV206W1 CCPOIS	(77)
		BWU020B78 IRS USD P F 3.50000 SWU020B78 CCPOIS	7
		BWU020B78 IRS USD R V 12MSOFR SWUV20B70 CCPOIS	(1)
		BWU020M50 IRS USD P F 4.13535 SWU020M50 CCPOIS	8
		BWU024H09 IRS USD P F 5.16000 SWU024H09 CCPOIS	(7)
		BWU025TK9 IRS USD P F 3.75000 SWU025TK9 CCPOIS	65
		BWU025TK9 IRS USD R V 12MSOFR SWUV25TK1 CCPOIS	(72)
		BWU025U43 IRS USD P F 3.50000 SWU025U43 CCPOIS	52
		BWU025U43 IRS USD R V 12MSOFR SWUV25U45 CCPOIS	(8)
		BWU02A2D3 IRS EUR P F 2.25000 SWU02A2D3 CCPVANILLA	31
		BWU02A2D3 IRS EUR R V 06MEURIB SWUV2A2D5 CCPVANILLA	(44)
		BWU02AY55 IRS EUR P F 2.30000 SWU02AY55 CCPVANILLA	8
		BWU02AY55 IRS EUR R V 06MEURIB SWUV2AY57 CCPVANILLA	(8)
		BWU02CN46 IRS EUR P F 2.06280 SWU02CN46 CCPOIS	5
		BWU02CN46 IRS EUR R V 12MESTR SWUV2CN48 CCPOIS	(5)
		BWU02CPW2 IRS EUR P F 2.05000 SWU02CPW2 CCPOIS	2
		BWU02CPW2 IRS EUR R V 12MESTR SWUV2CPW4 CCPOIS	(2)
		BWU02CPZ5 IRS EUR P F 2.05630 SWU02CPZ5 CCPOIS	4
		BWU02CPZ5 IRS EUR R V 12MESTR SWUV2CPZ7 CCPOIS	(4)
		BWU02DSM9 IRS USD P F 3.76473 SWU02DSM9 CCPOIS	6
		CALIFORNIA ST HLTH FACS FING A CASMED 06/37 FIXED 4.19	181
		CAN 10YR BOND FUT MAR25 XMOD 20250320	17
		CANADIAN DOLLAR	55
		CCBOSHUS6 BANK OF AMERICA CCPC	1,010
		CCBOSZUS6 BOA CCPC COC CCBOSZUS6 BOA CCPC COC	1,553

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2024	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	CDW LLC/CDW FINANCE COMPANY GUAR 12/26 2.67	$96
		CENTENE CORP SR UNSECURED 07/28 2.45	180
		CENTENE CORP SR UNSECURED 08/31 2.625	247
		CENTENE CORP SR UNSECURED 10/30 3	173
		CENTERPOINT ENER HOUSTON GENL REF MOR 04/33 4.95	195
		CENTERPOINT ENERGY RES SR UNSECURED 03/28 5.25	202
		CGI INC SR UNSECURED 09/26 1.45	189
		CHARTER COMM OPT LLC/CAP SR SECURED 04/51 3.7	438
		CHENIERE ENERGY PARTNERS COMPANY GUAR 10/29 4.5	290
		CIGNA GROUP/THE SR UNSECURED 03/31 2.375	339
		CITIBANK NA SR UNSECURED 12/26 5.488	304
		CITIGROUP COMMERCIAL MORTGAGE CGCMT 2016 C1 A4	98
		CITIGROUP INC SR UNSECURED 02/30 VAR	200
		CITIGROUP MORTGAGE LOAN TRUST CMLTI 2005 8 3A1	31
		CITIZENS BANK NA/RI SR UNSECURED 02/26 3.75	395
		CMS ENERGY CORP SR UNSECURED 02/27 2.95	192
		COMM MORTGAGE TRUST COMM 2017 COR2 A3	190
		COMMONSPIRIT HEALTH SR SECURED 10/49 4.187	78
		CONSTELLATION BRANDS INC SR UNSECURED 01/29 4.8	248
		CONSTELLATION EN GEN LLC SR UNSECURED 03/28 5.6	204
		CONSTELLATION EN GEN LLC SR UNSECURED 06/25 3.25	298
		COREBRIDGE FINANCIAL INC SR UNSECURED 04/27 3.65	194
		COUNTRYWIDE ALTERNATIVE LOAN T CWALT 2004 28CB 5A1	43
		COUNTRYWIDE HOME LOANS CWHL 2004 HYB2 6A	22
		CROWN CASTLE INC SR UNSECURED 09/27 3.65	194
		CROWN CASTLE INC SR UNSECURED 09/28 4.8	198
		CROWN CASTLE INC SR UNSECURED 11/29 3.1	91
		CVS HEALTH CORP SR UNSECURED 08/27 1.3	725
		DEUTSCHE BANK NY 01/29 VAR	208
		DEUTSCHE BANK NY 02/28 VAR	202
		DEUTSCHE BANK NY 11/26 VAR	195
		DTE ENERGY CO SR UNSECURED 06/25 1.05	295
		EBAY INC SR UNSECURED 11/25 5.9	202
		ENBRIDGE INC COMPANY GUAR 03/33 5.7	202
		ENBRIDGE INC COMPANY GUAR 04/29 5.3	202
		ENERGY TRANSFER LP SR UNSECURED 05/34 5.55	199
		ENERGY TRANSFER LP SR UNSECURED 12/28 6.1	104
		ENTERGY ARKANSAS LLC 1ST MORTGAGE 06/51 2.65	118
		EQUINIX INC SR UNSECURED 05/31 2.5	171
		EURO-BOBL FUTURE MAR25 XEUR 20250306	1
		EURO-BUND FUTURE MAR25 XEUR 20250306	2
		EUROPEAN UNION SR UNSECURED REGS 10/29 2.875	526

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2024	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	EVERSOURCE ENERGY SR UNSECURED 01/27 5	$100
		EVERSOURCE ENERGY SR UNSECURED 05/26 4.75	100
		EVERSOURCE ENERGY SR UNSECURED 08/25 0.8	390
		EXELON CORP SR UNSECURED 03/28 5.15	201
		EXPAND ENERGY CORP SR UNSECURED 01/35 5.7	98
		EXTRA SPACE STORAGE LP COMPANY GUAR 06/31 2.55	340
		FANNIE MAE FNR 2004 10 ZB	21
		FANNIE MAE FNR 2011 86 NF	31
		FANNIE MAE FNR 2012 55 PC	353
		FANNIE MAE FNR 2013 36 JI	2
		FANNIE MAE FNR 2015 38 DF	24
		FANNIE MAE FNR 2015 87 BF	43
		FANNIE MAE FNR 2019 28 FJ	135
		FANNIE MAE FNR 2022 42 FA	152
		FED HM LN PC POOL RA9057 FR 05/53 FIXED 5	268
		FED HM LN PC POOL RA9128 FR 08/53 FIXED 5.5	356
		FED HM LN PC POOL SD2524 FR 10/52 FIXED 4	85
		FED HM LN PC POOL SD8227 FR 07/52 FIXED 4	791
		FED HM LN PC POOL SD8367 FR 10/53 FIXED 5.5	273
		FED HM LN PC POOL WN2407 FR 05/28 FIXED 4.38	494
		FED HM LN PC POOL WN2427 FR 04/28 FIXED 4.17	98
		FED HM LN PC POOL ZA6393 FR 03/49 FIXED 4	12
		FED REPUBLIC OF BRAZIL SR UNSECURED 03/34 6.125	186
		FHLMC MULTIFAMILY STRUCTURED P FHMS KF68 A	88
		FHLMC MULTIFAMILY STRUCTURED P FHMS Q029 A	300
		FIDELITY NATL INFO SERV SR UNSECURED 03/28 1.65	271
		FLORIDA POWER + LIGHT CO 1ST MORTGAGE 04/28 5.05	101
		FMC CORP SR UNSECURED 10/26 3.2	194
		FNMA POOL 725236 FN 03/34 FIXED VAR	2
		FNMA POOL 888638 FN 09/37 FIXED VAR	53
		FNMA POOL 894948 FN 08/36 FIXED 6	2
		FNMA POOL 995279 FN 12/38 FIXED VAR	3
		FNMA POOL AE0515 FN 04/40 FIXED VAR	3
		FNMA POOL AH8434 FN 04/41 FIXED 5	4
		FNMA POOL AL5853 FN 05/44 FIXED VAR	95
		FNMA POOL AL8946 FN 08/46 FIXED VAR	511
		FNMA POOL AW3558 FN 05/29 FIXED 3	38
		FNMA POOL BK2012 FN 04/48 FIXED 4	614
		FNMA POOL BM2003 FN 10/47 FIXED VAR	11
		FNMA POOL BS7947 FN 03/28 FIXED 4.55	199
		FNMA POOL BS8211 FN 05/28 FIXED 4.55	199
		FNMA POOL BW1215 FN 10/52 FIXED 4.5	852

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2024	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	FNMA POOL BW8996 FN 10/52 FIXED 4.5	$874
		FNMA POOL BY6172 FN 07/53 FIXED 5.5	1,616
		FNMA POOL BY8987 FN 08/53 FIXED 5.5	936
		FNMA POOL CA3674 FN 06/49 FIXED 4	22
		FNMA POOL CB6241 FN 05/53 FIXED 4.5	248
		FNMA POOL CB6672 FN 07/53 FIXED 5	88
		FNMA POOL CB6728 FN 07/53 FIXED 5	178
		FNMA POOL DA5382 FN 11/53 FIXED 5	472
		FNMA POOL DB8491 FN 07/54 FIXED 5.5	945
		FNMA POOL FM1107 FN 06/49 FIXED VAR	15
		FNMA POOL FS3097 FN 10/52 FIXED VAR	77
		FNMA POOL FS3519 FN 11/52 FIXED VAR	258
		FNMA POOL FS8865 FN 02/35 FIXED VAR	174
		FNMA POOL MA3036 FN 06/32 FIXED 3.5	289
		FNMA POOL MA3125 FN 09/32 FIXED 3	337
		FNMA POOL MA4700 FN 08/52 FIXED 4	3,584
		FNMA POOL MA4733 FN 09/52 FIXED 4.5	257
		FNMA TBA 30 YR 3 SINGLE FAMILY MORTGAGE	5,259
		FNMA TBA 30 YR 3.5 SINGLE FAMILY MORTGAGE	10,342
		FNMA TBA 30 YR 4 SINGLE FAMILY MORTGAGE	6,946
		FNMA TBA 30 YR 4.5 SINGLE FAMILY MORTGAGE	3,006
		FNMA TBA 30 YR 5 SINGLE FAMILY MORTGAGE	965
		FNMA TBA 30 YR 5.5 SINGLE FAMILY MORTGAGE	12,125
		FNMA TBA 30 YR 6 SINGLE FAMILY MORTGAGE	5,724
		FORD MOTOR CREDIT CO LLC SR UNSECURED 08/26 4.542	198
		FORD MOTOR CREDIT CO LLC SR UNSECURED 09/29 5.303	196
		FORD MOTOR CREDIT CO LLC SR UNSECURED 11/26 5.125	200
		FORD MOTOR CREDIT CO LLC SR UNSECURED 11/26 VAR	201
		FREDDIE MAC SLST SLST 2019 3 A1C	234
		FREDDIE MAC FHR 2882 ZC	5
		FREDDIE MAC FHR 4313 FM	367
		FREDDIE MAC FHR 4790 F	102
		FREDDIE MAC FHR 4935 KP	418
		FREDDIE MAC FHR 4948 E	31
		FREDDIE MAC FHR 5092 XA	44
		FREDDIE MAC FHR 5115 CD	89
		FREDDIE MAC FHR 5115 EM	326
		FREDDIE MAC FHR 5468 QF	375
		FREDDIE MAC NOTES 08/25 0.68	391
		FREDDIE MAC NOTES 10/26 0.8	1,032
		FREDDIE MAC WHOLE LOAN SECURIT FWLS 2017 SC01 2A	131
		GENERAL MILLS INC SR UNSECURED 01/27 4.7	200

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2024	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	GENERAL MOTORS FINL CO SR UNSECURED 05/27 VAR	$202
		GLOBAL PAYMENTS INC SR UNSECURED 02/25 2.65	199
		GLOBAL PAYMENTS INC SR UNSECURED 08/29 3.2	458
		GNMA II POOL MA5264 G2 06/48 FIXED 4	19
		GNMA II TBA 30 YR 2 JUMBOS	240
		GNMA II TBA 30 YR 2.5 JUMBOS	501
		GOLDEN ST TOBACCO SECURITIZATI GLDGEN 06/50 FIXED 3.85	77
		GOLDMAN SACHS GROUP INC SR UNSECURED 03/27 VAR	672
		GOLDMAN SACHS GROUP INC SR UNSECURED 04/30 VAR	714
		GOLDMAN SACHS GROUP INC SR UNSECURED 04/32 VAR	85
		GOLDMAN SACHS GROUP INC SR UNSECURED 07/32 VAR	167
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H16 FM	114
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H20 FB	48
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H20 FC	191
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H22 FC	156
		GOVERNMENT NATIONAL MORTGAGE A GNR 2016 H11 F	89
		GOVERNMENT NATIONAL MORTGAGE A GNR 2017 H09 FB	145
		GOVERNMENT NATIONAL MORTGAGE A GNR 2019 31 GF	132
		GOVERNMENT NATIONAL MORTGAGE A GNR 2019 33 F	75
		GOVERNMENT NATIONAL MORTGAGE A GNR 2020 5 JF	88
		GOVERNMENT NATIONAL MORTGAGE A GNR 2022 H02 FN	87
		GOVERNMENT NATIONAL MORTGAGE A GNR 2022 H22 EF	133
		GOVERNMENT NATIONAL MORTGAGE A GNR 2022 H25 FA	308
		GOVERNMENT NATIONAL MORTGAGE A GNR 2022 H26 DF	103
		GOVERNMENT NATIONAL MORTGAGE A GNR 2023 H01 FA	201
		GOVERNMENT NATIONAL MORTGAGE A GNR 2023 H02 FA	385
		GOVERNMENT NATIONAL MORTGAGE A GNR 2023 H02 FB	503
		GOVERNMENT NATIONAL MORTGAGE A GNR 2023 H03 FA	100
		GOVERNMENT NATIONAL MORTGAGE A GNR 2023 H05 FL	200
		GOVERNMENT NATIONAL MORTGAGE A GNR 2023 H05 GF	197
		GOVERNMENT NATIONAL MORTGAGE A GNR 2023 H08 GF	195
		GOVERNMENT NATIONAL MORTGAGE A GNR 2023 H27 FA	503
		GS MORTGAGE SECURITIES TRUST GSMS 2019 GC42 A4	270
		GXO LOGISTICS INC SR UNSECURED 05/29 6.25	205
		HEALTHCARE RLTY HLDGS LP COMPANY GUAR 03/31 2.05	81
		HEALTHPEAK OP LLC COMPANY GUAR 07/26 3.25	195
		HOST HOTELS + RESORTS LP SR UNSECURED 06/25 4	199
		HSBC HOLDINGS PLC JR SUBORDINA 12/99 VAR	265
		HSBC HOLDINGS PLC SR UNSECURED 09/28 VAR	461
		ILLUMINA INC SR UNSECURED 12/25 5.8	201
		INDYMAC INDA MORTGAGE LOAN TRU INDA 2005 AR1 3A1	58
		ING GROEP NV JR SUBORDINA 12/99 VAR	244

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2024	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	ING GROEP NV SR UNSECURED 03/30 VAR	$201
		ING GROEP NV SR UNSECURED 04/27 VAR	288
		INTEGRIS BAPTIST MEDICAL SR SECURED 08/50 3.875	73
		INTEL CORP SR UNSECURED 02/30 5.125	198
		INTERCONTINENTALEXCHANGE SR UNSECURED 09/40 2.65	417
		JDE PEET S NV SR UNSECURED REGS 01/34 4.5	218
		JOBSOHIO BEVERAGE SYS STWD LIQ JOBGEN 01/33 FIXED 4.433	182
		JP MORGAN CHASE COMMERCIAL MOR JPMCC 2016 JP4 A4	97
		JP MORGAN MORTGAGE TRUST JPMMT 2005 A5 2A2	89
		JP MORGAN SEC INC TBA CASH COLLATERAL	10
		JPMDB COMMERCIAL MORTGAGE SECU JPMDB 2016 C2 A4	97
		JPMORGAN CHASE + CO SR UNSECURED 04/28 VAR	506
		JPMORGAN CHASE + CO SR UNSECURED 04/30 VAR	102
		JPMORGAN CHASE + CO SR UNSECURED 04/32 VAR	601
		JPMORGAN CHASE + CO SR UNSECURED 06/29 VAR	91
		JPMORGAN CHASE + CO SR UNSECURED 11/26 VAR	290
		JT INTL FIN SERVICES BV COMPANY GUAR REGS 09/28 3.875	192
		KENTUCKY UTILITIES CO 1ST MORTGAGE 04/33 5.45	101
		KILROY REALTY LP COMPANY GUAR 01/36 6.25	99
		LETRA TESOURO NACIONAL BILLS 04/25 0.00000	643
		LETRA TESOURO NACIONAL BILLS 10/25 0.00000	131
		LLOYDS BANKING GROUP PLC SR UNSECURED 08/33 VAR	384
		LLOYDS BANKING GROUP PLC SR UNSECURED 11/28 VAR	401
		LOUISIANA ST LOCAL GOVT ENVRNM LASGOV 12/34 FIXED 5.048	200
		MARRIOTT INTERNATIONAL SR UNSECURED 10/28 5.55	204
		MARYLAND ST HLTH HGR EDUCTNL MDSMED 07/40 FIXED 3.052	295
		MERRILL LYNCH MORTGAGE INVESTO MLMI 2003 A2 2A2	5
		MEXICAN UDIBONOS BONDS 08/34 4	107
		MICRON TECHNOLOGY INC SR UNSECURED 02/30 4.663	195
		MITSUBISHI UFJ FIN GRP SR UNSECURED 07/32 VAR	669
		MIZUHO FINANCIAL GROUP SR UNSECURED 05/27 VAR	286
		MIZUHO FINANCIAL GROUP SR UNSECURED 07/31 VAR	171
		MLCC MORTGAGE INVESTORS INC MLCC 2004 G A1	4
		MORGAN STANLEY BAML TRUST MSBAM 2015 C24 A4	199
		MORGAN STANLEY BANK NA SR UNSECURED 01/28 VAR	252
		MORGAN STANLEY BANK NA SR UNSECURED 07/25 5.479	201
		MORGAN STANLEY CAP SVCS COC SWAP CASH COLLATERAL USD	10
		MORGAN STANLEY CAPITAL I TRUST MSC 2017 HR2 A4	96
		MORGAN STANLEY CAPITAL I TRUST MSC 2019 L3 A4	274
		MORGAN STANLEY CAPITAL INC MSAC 2004 WMC2 M1	64
		MORGAN STANLEY CAPITAL INC MSAC 2006 NC2 A2D	36
		MORGAN STANLEY SR UNSECURED 01/27 VAR	201

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2024	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	MORGAN STANLEY SR UNSECURED 04/28 VAR	$504
		MORGAN STANLEY SR UNSECURED 04/30 VAR	102
		MORGAN STANLEY SR UNSECURED 07/30 VAR	399
		MORGAN STANLEY SR UNSECURED 07/32 VAR	249
		MORGAN STANLEY TBA CASH COLLATERAL	283
		MULTICARE HEALTH SYSTEM UNSECURED 08/50 2.803	118
		NATIONAL FUEL GAS CO SR UNSECURED 03/31 2.95	344
		NATWEST GROUP PLC JR SUBORDINA 12/99 VAR	199
		NEW ISRAELI SHEQEL	1
		NEWGATE FUNDING PLC NGATE 2006 3X A3A REGS	115
		NEXI SPA SR UNSECURED REGS 04/29 2.125	197
		NEXTERA ENERGY CAPITAL COMPANY GUAR 06/30 2.25	432
		NOMURA HOLDINGS INC SR UNSECURED 01/25 2.648	200
		NOMURA HOLDINGS INC SR UNSECURED 01/26 5.709	201
		NOMURA HOLDINGS INC SR UNSECURED 01/28 5.842	204
		NOMURA HOLDINGS INC SR UNSECURED 07/25 1.851	197
		OCCIDENTAL PETROLEUM COR SR UNSECURED 08/29 5.2	298
		OHIO POWER COMPANY SR UNSECURED 06/33 5	97
		ONEOK INC COMPANY GUAR 01/26 5.85	202
		ONEOK INC COMPANY GUAR 11/28 5.65	204
		ONEOK INC COMPANY GUAR 11/30 5.8	103
		ORACLE CORP SR UNSECURED 05/30 4.65	99
		PACIFIC GAS + ELECTRIC 1ST MORTGAGE 01/29 6.1	207
		PACIFIC GAS + ELECTRIC 1ST MORTGAGE 06/25 3.5	99
		PACIFIC GAS + ELECTRIC 1ST MORTGAGE 07/30 4.55	97
		PACIFIC GAS + ELECTRIC 1ST MORTGAGE 12/47 3.95	150
		PACIFICORP 1ST MORTGAGE 02/31 5.3	101
		PACIFICORP 1ST MORTGAGE 02/34 5.45	199
		PG+E RECOVERY FND LLC SR SECURED 06/42 5.231	298
		PHILIP MORRIS INTL INC SR UNSECURED 11/27 5.125	202
		PIEDMONT OPERATING PARTN COMPANY GUAR 07/29 6.875	206
		PIMCO FDS SHORT TERM FLTG NAV MUTUAL FUND	3,869
		POLISH ZLOTY	1
		POUND STERLING	273
		PUBLIC SERVICE ENTERPRIS SR UNSECURED 04/29 5.2	202
		QUANTA SERVICES INC SR UNSECURED 10/30 2.9	89
		REPUBLIC OF CHILE SR UNSECURED 01/27 2.75	190
		REPUBLIC OF PERU SR UNSECURED REGS 08/31 6.95	168
		REPUBLIC OF PHILIPPINES SR UNSECURED 07/28 4.625	296
		REPUBLIC OF PHILIPPINES SR UNSECURED 07/33 5	196
		REPUBLIC OF POLAND SR UNSECURED 09/34 5.125	97
		REPUBLIC OF SOUTH AFRICA SR UNSECURED 01/37 8.5	166

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2024	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	REPUBLIC OF SOUTH AFRICA SR UNSECURED 02/35 8.875	$400
		RETAIL OPPORTUNITY IN COMPANY GUAR 10/28 6.75	212
		RMAC SECURITIES PLC RMACS 2006 NS4X A3A REGS	131
		ROYAL BANK OF CANADA SR UNSECURED 01/27 4.875	201
		SAN FRANCISCO CITY CNTY CA C SFOCTF 11/41 FIXED 6.487	1,602
		SANTANDER HOLDINGS USA SR UNSECURED 09/30 VAR	99
		SANTANDER UK GROUP HLDGS SR UNSECURED 06/27 VAR	381
		SANTANDER UK GROUP HLDGS SR UNSECURED 08/26 VAR	391
		SEMPRA SR UNSECURED 04/25 3.3	598
		SOUTHERN CO GAS CAPITAL COMPANY GUAR 01/31 1.75	82
		SOUTHWEST GAS CORP SR UNSECURED 03/28 5.45	202
		SPIRE INC SR UNSECURED 03/26 5.3	201
		SPIRIT AEROSYSTEMS INC SR SECURED 06/26 3.85	293
		STATE OF ISRAEL SR UNSECURED 03/34 5.5	195
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	169
		STRUCTURED ADJUSTABLE RATE MOR SARM 2004 12 9A	32
		STRUCTURED ADJUSTABLE RATE MOR SARM 2005 2 A2	21
		STRUCTURED ASSET SECURITIES CO SASC 2007 WF2 A1	1
		SUMITOMO MITSUI FINANCE SR UNSECURED REGS 01/25 2.512	200
		SUMITOMO MITSUI FINL GRP SR UNSECURED 01/27 2.174	380
		SUMITOMO MITSUI FINL GRP SR UNSECURED 07/30 2.13	428
		SUMITOMO MITSUI FINL GRP SR UNSECURED 09/26 1.402	662
		SUN COMMUNITIES OPER LP COMPANY GUAR 01/29 5.5	201
		SUTTER HEALTH UNSECURED 08/33 5.164	199
		SWAP CCPC BANK OF AMERICA COC SWAP CASH COLLATERAL	228
		SWAP JP MORGAN BOC SWAP CASH COLLATERAL USD	(100)
		SWPC0JJ55 CDS EUR P V 03MEVENT 2 CCPCORPORATE	49
		SWPC0JJ55 CDS EUR R F 1.00000 1 CCPCORPORATE	(11)
		SWPC0JYY5 CDS USD R F 1.00000 FIX CCPCORPORATE	6
		SWPC0K0C7 CDS USD R F 1.00000 1 CCPCORPORATE	(1)
		SWPC0KBE1 CDS USD R F 1.00000 1 CCPCORPORATE	1
		SWPC0KR12 CDS USD R F 1.00000 FIX SOVEREIGN	5
		SWPC0KR20 CDS USD R F 1.00000 FIX SOVEREIGN	4
		SWPC0KRC8 CDS USD R F 1.00000 FIX SOVEREIGN	16
		SWPC0LEP1 CDS USD R F 1.00000 FIX SOVEREIGN	8
		SWPC0LEQ9 CDS USD R F 1.00000 FIX SOVEREIGN	8
		SWPC0LEV8 CDS USD R F 1.00000 1 CCPCORPORATE	2
		SWPC0LX54 CDS USD R F 1.00000 1 CCPCORPORATE	2
		SWPC0LY04 CDS USD R F 5.00000 1 CCPCORPORATE	(2)
		SWPC0MW38 CDS EUR P V 03MEVENT 2 CCPITRAXX	94
		SWPC0MW38 CDS EUR R F 1.00000 1 CCPITRAXX	(97)
		SWPC0MWQ7 CDS USD R F 1.00000 1 CCPCDX	(1)

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2024	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	SWPC0N684 CDS EUR P V 03MEVENT 2 CCPCORPORATE	$7
		SWPC0N684 CDS EUR R F 5.00000 1 CCPCORPORATE	(10)
		SWPC0N7G5 CDS EUR P V 03MEVENT 2 CCPCORPORATE	1
		SWPC0N7G5 CDS EUR R F 1.00000 1 CCPCORPORATE	(1)
		SWPC40YU0 CDS EUR P V 03MEVENT FLO ITRAXXTRANCHE	14
		SWPC40YU0 CDS EUR R F 5.00000 FIX ITRAXXTRANCHE	(19)
		SWU01GJ76 IRS GBP P V 12MSONIA SWUV1GJ78 CCPOIS	11
		SWU01GJ76 IRS GBP R F 1.06000 SWU01GJ76 CCPOIS	(75)
		SWU01GJ84 IRS GBP P V 12MSONIA SWUV1GJ86 CCPOIS	11
		SWU01GJ84 IRS GBP R F 1.10100 SWU01GJ84 CCPOIS	(74)
		SWU01PFI6 IRS EUR P V 06MEURIB SWUV1PFI8 CCPVANILLA	2
		SWU01PFI6 IRS EUR R F 2.54700 SWU01PFI6 CCPVANILLA	(1)
		SWU01Q9P5 IRS EUR P V 06MEURIB CCPVANILLA	22
		SWU01Q9P5 IRS EUR R F .00000 CCPVANILLA NEGATIVE RATE -0.17	(263)
		SWU01VTU1 IRS USD R F 1.80300 SWU01VTU1 CCPOIS	(942)
		SWU01X053 IRS USD R F 3.80000 SWU01X053 CCPOIS	(1)
		SWU01XJV6 IRS AUD P V 06MBBSW SWUV1XJV8 CCPVANILLA	14
		SWU01XJV6 IRS AUD R F 4.50000 SWU01XJV6 CCPVANILLA	15
		SWU022DV9 IRS GBP P V 12MSONIA SWUV22DV1 CCPOIS	12
		SWU022DV9 IRS GBP R F 4.00000 SWU022DV9 CCPOIS	(16)
		SWU022FV7 IRS AUD P V 06MBBSW SWUV22FV9 CCPVANILLA	25
		SWU022FV7 IRS AUD R F 4.50000 SWU022FV7 CCPVANILLA	(22)
		SWU027DP1 IRS BRL P V 00MBRCDI SWUV27DP3 CCPNDFPREDISWAP	70
		SWU027DP1 IRS BRL R F 11.55750 SWU027DP1 CCPNDFPREDISWAP	(100)
		SWU027MN6 IRS BRL P V 00MBRCDI SWUV27MN8 CCPNDFPREDISWAP	80
		SWU027MN6 IRS BRL R F 11.94500 SWU027MN6 CCPNDFPREDISWAP	(119)
		SWU028YB7 IRS EUR P V 06MEURIB SWUV28YB9 CCPVANILLA	132
		SWU028YB7 IRS EUR R F 2.50000 SWU028YB7 CCPVANILLA	(126)
		SWU02AHC9 IRS AUD P V 06MBBSW SWUV2AHC1 CCPVANILLA	18
		SWU02AHC9 IRS AUD R F 4.00000 SWU02AHC9 CCPVANILLA	(25)
		SWU02E1O2 IRS EUR P V 06MEURIB SWUV2E1O4 CCPVANILLA	1
		SYNCHRONY FINANCIAL SR UNSECURED 03/29 5.15	197
		SYSTEM ENERGY RESOURCES 1ST MORTGAGE 04/28 6	206
		T MOBILE USA INC COMPANY GUAR 01/35 4.7	284
		T MOBILE USA INC COMPANY GUAR 03/28 4.95	300
		TEXAS NATURAL GAS SECURITIZTN TNGUTL 04/41 FIXED 5.169	197
		THAILAND BAHT	1
		THE CAMPBELLS COMPANY SR UNSECURED 03/26 5.3	201
		THOMSON REUTERS CORP COMPANY GUAR 05/26 3.35	295
		THORNBURG MORTGAGE SECURITIES TMST 2006 5 A1	12
		TRIMBLE INC SR UNSECURED 06/28 4.9	400
		TSY INFL IX N/B 01/26 0.625	262

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2024	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	TSY INFL IX N/B 02/45 0.75	$194
		TSY INFL IX N/B 02/46 1	100
		TSY INFL IX N/B 02/49 1	91
		TSY INFL IX N/B 02/51 0.125	133
		TSY INFL IX N/B 02/53 1.5	191
		TSY INFL IX N/B 02/54 2.125	857
		TSY INFL IX N/B 04/25 0.125	121
		TSY INFL IX N/B 04/28 1.25	4,819
		TSY INFL IX N/B 04/29 2.125	3,167
		TSY INFL IX N/B 07/25 0.375	926
		TSY INFL IX N/B 07/31 0.125	311
		TSY INFL IX N/B 07/32 0.625	777
		TSY INFL IX N/B 07/34 1.875	195
		TSY INFL IX N/B 10/25 0.125	240
		UBS AG LONDON SR UNSECURED 09/25 VAR	201
		UBS AG LONDON SR UNSECURED 09/28 5.65	205
		UBS AG STAMFORD CT SR UNSECURED 07/27 5	302
		UBS GROUP AG SR UNSECURED 04/26 4.55	299
		UNITED KINGDOM GILT BONDS REGS 07/54 4.375	665
		UNITED KINGDOM GILT BONDS REGS 10/53 3.75	199
		UNIV OF CALIFORNIA CA REVENUES UNVHGR 05/27 FIXED 1.316	93
		UNIV OF CALIFORNIA CA REVENUES UNVHGR 05/30 FIXED 1.614	170
		UPMC SECURED 05/33 5.035	197
		US 10YR NOTE (CBT)MAR25 XCBT 20250320	(106)
		US 10YR ULTRA FUT MAR25 XCBT 20250320	87
		US 5YR NOTE (CBT) MAR25 XCBT 20250331	(17)
		US BANCORP SR UNSECURED 02/29 VAR	198
		US LONG BOND(CBT) MAR25 XCBT 20250320	5
		US TREASURY N/B 02/41 1.875	2,079
		US TREASURY N/B 02/45 2.5	1,528
		US TREASURY N/B 02/49 3	583
		US TREASURY N/B 02/52 2.25	950
		US TREASURY N/B 03/29 4.125	2,871
		US TREASURY N/B 05/42 3.25	244
		US TREASURY N/B 05/43 2.875	152
		US TREASURY N/B 05/43 3.875	1,057
		US TREASURY N/B 05/44 3.375	3,164
		US TREASURY N/B 05/44 4.625	388
		US TREASURY N/B 05/48 3.125	150
		US TREASURY N/B 05/49 2.875	280
		US TREASURY N/B 05/52 2.875	1,331
		US TREASURY N/B 08/34 3.875	1,608

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2024	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	US TREASURY N/B 08/42 3.375	$174
		US TREASURY N/B 08/43 4.375	1,413
		US TREASURY N/B 08/44 3.125	3,577
		US TREASURY N/B 08/49 2.25	434
		US TREASURY N/B 08/54 4.25	1,098
		US TREASURY N/B 11/40 1.375	485
		US TREASURY N/B 11/41 2	955
		US TREASURY N/B 11/42 2.75	673
		US TREASURY N/B 11/44 3	684
		US TREASURY N/B 11/48 3.375	391
		US TREASURY N/B 11/49 2.375	127
		US TREASURY N/B 11/54 4.5	191
		VERIZON MASTER TRUST VZMT 2024 1 A1A	653
		VICI PROPERTIES LP SR UNSECURED 04/34 5.75	202
		VIRGINIA POWER FUEL SEC SR SECURED 05/33 4.877	200
		VODAFONE GROUP PLC JR SUBORDINA 06/81 VAR	456
		WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR11 A1A	6
		WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR2 2A21	49
		WASTE MANAGEMENT INC COMPANY GUAR 06/29 2	267
		WEC ENERGY GROUP INC SR UNSECURED 12/28 2.2	90
		WELLS FARGO + COMPANY SR UNSECURED 06/27 VAR	195
		WELLS FARGO + COMPANY SR UNSECURED 07/29 VAR	204
		WELLS FARGO + COMPANY SR UNSECURED 10/26 3	195
		WELLS FARGO BANK NA SR UNSECURED 08/25 5.55	101
		WELLS FARGO BANK NA SR UNSECURED 08/26 5.45	102
		WELLS FARGO COMMERCIAL MORTGAG WFCM 2015 C27 A5	209
		WELLS FARGO COMMERCIAL MORTGAG WFCM 2019 C49 A5	97
		WELLS FARGO COMMERCIAL MORTGAG WFCM 2020 C55 A5	90
		WESTINGHOUSE AIR BRAKE COMPANY GUAR 11/26 3.45	196
		WEYERHAEUSER CO SR UNSECURED 05/26 4.75	301
		WPX ENERGY INC SR UNSECURED 01/30 4.5	64
		WYNN MACAU LTD SR UNSECURED REGS 01/26 5.5	100
		WYNN MACAU LTD SR UNSECURED REGS 08/28 5.625	194
		Total PIMCO	$178,604

	Dodge & Cox	AMERICAN ELECTRIC POWER JR SUBORDINA 08/25 5.699	$346
		AT+T INC SR UNSECURED 02/39 6.55	535
		AT+T INC SR UNSECURED 09/40 5.35	170
		BANK OF AMERICA CORP SR UNSECURED 02/31 VAR	110
		BANK OF AMERICA CORP SR UNSECURED 07/28 VAR	576
		BANK OF AMERICA CORP SR UNSECURED 12/28 VAR	168
		BANK OF AMERICA CORP SUBORDINATED 03/26 4.45	100

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2024	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	BANK OF AMERICA CORP SUBORDINATED 03/37 VAR	$377
		BANK OF NY MELLON CORP SR UNSECURED 10/33 VAR	233
		BARCLAYS PLC SR UNSECURED 05/27 VAR	253
		BARCLAYS PLC SR UNSECURED 08/28 VAR	202
		BARCLAYS PLC SR UNSECURED 09/29 VAR	208
		BARCLAYS PLC SUBORDINATED 05/26 5.2	200
		BARCLAYS PLC SUBORDINATED 05/28 4.836	196
		BARCLAYS PLC SUBORDINATED 06/30 VAR	195
		BAT CAPITAL CORP COMPANY GUAR 03/28 2.259	92
		BAT CAPITAL CORP COMPANY GUAR 03/31 2.726	216
		BAT CAPITAL CORP COMPANY GUAR 03/32 4.742	409
		BAT CAPITAL CORP COMPANY GUAR 08/33 6.421	291
		BOSTON PROPERTIES LP SR UNSECURED 01/31 3.25	594
		BOSTON PROPERTIES LP SR UNSECURED 01/34 6.5	131
		BOSTON PROPERTIES LP SR UNSECURED 03/30 2.9	132
		BOSTON PROPERTIES LP SR UNSECURED 10/26 2.75	120
		CALIFORNIA ST CAS 03/40 FIXED 7.625	866
		CALIFORNIA ST CAS 10/39 FIXED 7.3	199
		CAPITAL ONE FINANCIAL CO SR UNSECURED 02/30 VAR	127
		CAPITAL ONE FINANCIAL CO SR UNSECURED 03/26 VAR	124
		CAPITAL ONE FINANCIAL CO SR UNSECURED 05/28 VAR	199
		CAPITAL ONE FINANCIAL CO SR UNSECURED 10/31 VAR	276
		CAPITAL ONE FINANCIAL CO SUBORDINATED 07/26 3.75	196
		CAPITAL ONE FINANCIAL CO SUBORDINATED 10/25 4.2	248
		CCO HLDGS LLC/CAP CORP SR UNSECURED 05/32 4.5	989
		CHARLES SCHWAB CORP SR UNSECURED 05/29 VAR	281
		CHARLES SCHWAB CORP SR UNSECURED 05/34 VAR	52
		CHARLES SCHWAB CORP SR UNSECURED 08/34 VAR	79
		CHARLES SCHWAB CORP SR UNSECURED 11/29 VAR	261
		CHARTER COMM OPT LLC/CAP SR SECURED 04/33 4.4	67
		CHARTER COMM OPT LLC/CAP SR SECURED 07/25 4.908	185
		CHARTER COMM OPT LLC/CAP SR SECURED 10/45 6.484	449
		CIGNA GROUP/THE COMPANY GUAR 10/28 4.375	514
		CITIGROUP CAPITAL XIII PREFERRED STOCK 10/40 VAR	1,097
		CITIGROUP INC SR UNSECURED 03/31 VAR	336
		COX COMMUNICATIONS INC SR UNSECURED 08/28 6.8	1,408
		CVS HEALTH CORP JR SUBORDINA 03/55 VAR	301
		CVS HEALTH CORP JR SUBORDINA 12/54 VAR	74
		CVS HEALTH CORP SR UNSECURED 03/28 4.3	123
		CVS HEALTH CORP SR UNSECURED 03/38 4.78	173
		DOMINION ENERGY INC SR UNSECURED 04/26 1.45	144
		DOMINION ENERGY INC SR UNSECURED 04/30 3.375	299

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2024	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	DOW CHEMICAL CO/THE SR UNSECURED 05/39 9.4	$192
		DOW CHEMICAL CO/THE SR UNSECURED 11/29 7.375	138
		ELANCO ANIMAL HEALTH INC SR UNSECURED 08/28 6.65	405
		ELEVANCE HEALTH INC SR UNSECURED 05/30 2.25	130
		FANNIE MAE FNR 2007 50 DZ	43
		FANNIE MAE FNR 2013 106 MA	50
		FED HM LN PC POOL 1G2201 FH 09/37 FLOATING VAR	26
		FED HM LN PC POOL 849254 FH 01/42 FLOATING VAR	10
		FED HM LN PC POOL 849330 FH 05/44 FLOATING VAR	42
		FED HM LN PC POOL 849505 FH 10/44 FLOATING VAR	273
		FED HM LN PC POOL 849536 FH 11/44 FLOATING VAR	49
		FED HM LN PC POOL G01976 FG 12/33 FIXED 6	22
		FED HM LN PC POOL G07338 FG 10/38 FIXED 6	16
		FED HM LN PC POOL G07480 FG 05/39 FIXED 6	106
		FED HM LN PC POOL G07598 FG 11/43 FIXED 4.5	32
		FED HM LN PC POOL G07857 FG 04/40 FIXED 4.5	270
		FED HM LN PC POOL G30689 FG 07/32 FIXED 4.5	334
		FED HM LN PC POOL G60034 FG 02/45 FIXED 4.5	33
		FED HM LN PC POOL G60153 FG 10/44 FIXED 4.5	51
		FED HM LN PC POOL G60384 FG 12/45 FIXED 4.5	74
		FED HM LN PC POOL G60920 FG 04/46 FIXED 4.5	83
		FED HM LN PC POOL G61060 FG 06/47 FIXED 4.5	326
		FED HM LN PC POOL Q02552 FG 08/41 FIXED 4.5	16
		FED HM LN PC POOL Q03086 FG 09/41 FIXED 4.5	33
		FED HM LN PC POOL Q48237 FG 05/47 FIXED 4.5	142
		FED HM LN PC POOL QE2001 FR 05/52 FIXED 3.5	332
		FED HM LN PC POOL RA2958 FR 07/50 FIXED 2	503
		FED HM LN PC POOL RA3053 FR 07/50 FIXED 2	304
		FED HM LN PC POOL RA3167 FR 07/50 FIXED 2	1,461
		FED HM LN PC POOL RA3202 FR 07/50 FIXED 2.5	1,355
		FED HM LN PC POOL RA4119 FR 12/50 FIXED 2	1,131
		FED HM LN PC POOL RA6337 FR 11/51 FIXED 2.5	756
		FED HM LN PC POOL RA7127 FR 04/52 FIXED 3.5	2,656
		FED HM LN PC POOL RB5141 FR 01/42 FIXED 2	642
		FED HM LN PC POOL SD1080 FR 05/52 FIXED 3	373
		FED HM LN PC POOL SD1581 FR 09/52 FIXED 2.5	2,222
		FED HM LN PC POOL SD1933 FR 06/52 FIXED 3.5	661
		FED HM LN PC POOL SD2253 FR 12/52 FIXED 3.5	660
		FED HM LN PC POOL SD7530 FR 11/50 FIXED 2.5	496
		FED HM LN PC POOL SD8113 FR 12/50 FIXED 2	666
		FED HM LN PC POOL SD8128 FR 02/51 FIXED 2	243
		FED HM LN PC POOL SD8140 FR 04/51 FIXED 2	851

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2024	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	FED HM LN PC POOL SD8202 FR 03/52 FIXED 3.5	$967
		FED HM LN PC POOL SD8214 FR 05/52 FIXED 3.5	1,578
		FED HM LN PC POOL SD8221 FR 06/52 FIXED 3.5	2,197
		FED HM LN PC POOL SD8244 FR 09/52 FIXED 4	3,134
		FED HM LN PC POOL SD8256 FR 10/52 FIXED 4	550
		FED HM LN PC POOL SI2106 FR 05/51 FIXED 2.5	449
		FED HM LN PC POOL V83108 FG 03/47 FIXED 4.5	188
		FEDEX CORP COMPANY GUAR 05/50 5.25	183
		FNMA POOL 704235 FN 05/33 FIXED 5.5	15
		FNMA POOL 725229 FN 03/34 FIXED VAR	22
		FNMA POOL 735503 FN 04/35 FIXED VAR	1
		FNMA POOL 888560 FN 11/35 FIXED VAR	20
		FNMA POOL 889072 FN 12/37 FIXED VAR	71
		FNMA POOL 889984 FN 10/38 FIXED VAR	64
		FNMA POOL 965097 FN 09/38 FLOATING VAR	7
		FNMA POOL 976853 FN 11/29 FIXED 5.5	13
		FNMA POOL 995006 FN 10/38 FLOATING VAR	7
		FNMA POOL 995051 FN 03/37 FIXED VAR	18
		FNMA POOL AB1763 FN 11/30 FIXED 4	10
		FNMA POOL AD0198 FN 09/38 FIXED VAR	18
		FNMA POOL AL1845 FN 06/39 FLOATING VAR	8
		FNMA POOL AL6240 FN 12/44 FLOATING VAR	133
		FNMA POOL AL6377 FN 01/45 FLOATING VAR	32
		FNMA POOL AL6872 FN 05/45 FLOATING VAR	58
		FNMA POOL AL7147 FN 02/45 FIXED VAR	34
		FNMA POOL AL7205 FN 12/29 FIXED VAR	24
		FNMA POOL AL7384 FN 09/45 FIXED VAR	68
		FNMA POOL AL8816 FN 09/45 FIXED VAR	106
		FNMA POOL AL8830 FN 10/34 FIXED VAR	154
		FNMA POOL AL9096 FN 10/42 FIXED VAR	141
		FNMA POOL AL9407 FN 09/42 FIXED VAR	39
		FNMA POOL AL9781 FN 02/46 FIXED VAR	126
		FNMA POOL AW4688 FN 05/44 FLOATING VAR	10
		FNMA POOL BF0045 FN 03/52 FIXED 4.5	126
		FNMA POOL BH5372 FN 08/47 FIXED 4	173
		FNMA POOL BK5257 FN 05/48 FIXED 4	229
		FNMA POOL BM1357 FN 01/43 FIXED VAR	153
		FNMA POOL BM6149 FN 10/49 FLOATING VAR	318
		FNMA POOL BN3064 FN 02/49 FLOATING VAR	38
		FNMA POOL BV9913 FN 06/52 FIXED 3.5	228
		FNMA POOL BW0490 FN 06/52 FIXED 4	1,501
		FNMA POOL CA2643 FN 11/48 FIXED 4.5	66

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2024	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	FNMA POOL CA2804 FN 12/48 FIXED 4.5	$55
		FNMA POOL CA6247 FN 07/50 FIXED 2.5	1,044
		FNMA POOL CA6398 FN 07/50 FIXED 2.5	591
		FNMA POOL CA6902 FN 09/50 FIXED 2	1,433
		FNMA POOL CA7241 FN 10/50 FIXED 2.5	1,632
		FNMA POOL CA8473 FN 01/51 FIXED 2	693
		FNMA POOL CB3332 FN 04/52 FIXED 3.5	2,666
		FNMA POOL CB3841 FN 06/52 FIXED 3.5	1,253
		FNMA POOL FM4714 FN 10/50 FIXED VAR	1,557
		FNMA POOL FS1453 FN 04/52 FIXED VAR	2,465
		FNMA POOL FS2143 FN 06/52 FIXED VAR	2,942
		FNMA POOL FS3502 FN 09/52 FIXED VAR	1,100
		FNMA POOL MA0792 FN 07/31 FIXED 4.5	96
		FNMA POOL MA2508 FN 01/36 FIXED 4	68
		FNMA POOL MA3617 FN 03/49 FIXED 5	35
		FNMA POOL MA4600 FN 05/52 FIXED 3.5	903
		FNMA POOL MA4625 FN 06/52 FIXED 3.5	689
		FNMA POOL MA4700 FN 08/52 FIXED 4	554
		FNMA POOL MA4732 FN 09/52 FIXED 4	411
		FORD CREDIT AUTO OWNER TRUST FORDO 2024 B A3	332
		FORD MOTOR CREDIT CO LLC SR UNSECURED 03/27 5.8	202
		FORD MOTOR CREDIT CO LLC SR UNSECURED 05/28 6.8	207
		FORD MOTOR CREDIT CO LLC SR UNSECURED 08/26 2.7	528
		FORD MOTOR CREDIT CO LLC SR UNSECURED 08/26 4.542	321
		FORD MOTOR CREDIT CO LLC SR UNSECURED 11/25 3.375	271
		FORD MOTOR CREDIT CO LLC SR UNSECURED 11/27 7.35	209
		FREDDIE MAC SCRT SCRT 2017 4 M45T	159
		FREDDIE MAC FHR 2957 VZ	92
		FREDDIE MAC FHR 4283 EW	142
		FREDDIE MAC FHR 5133 BD	678
		FREDDIE MAC REFERENCE REMIC FHRR R008 ZA	25
		GE HEALTHCARE TECH INC SR UNSECURED 08/29 4.8	347
		GOLDMAN SACHS GROUP INC SR UNSECURED 03/28 VAR	802
		GOVERNMENT NATIONAL MORTGAGE A GNR 2017 H22 FH	674
		GOVERNMENT NATIONAL MORTGAGE A GNR 2018 H01 FE	602
		GOVERNMENT NATIONAL MORTGAGE A GNR 2018 H08 FB	273
		GOVERNMENT NATIONAL MORTGAGE A GNR 2019 H15 JF	564
		GOVERNMENT NATIONAL MORTGAGE A GNR 2020 H01 FV	1,477
		GOVERNMENT NATIONAL MORTGAGE A GNR 2021 H19 FM	627
		GOVERNMENT NATIONAL MORTGAGE A GNR 2022 H09 FA	672
		GOVERNMENT NATIONAL MORTGAGE A GNR 2022 H09 FC	1,367
		GOVERNMENT NATIONAL MORTGAGE A GNR 2022 H11 EF	288

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2024	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	GOVERNMENT NATIONAL MORTGAGE A GNR 2023 H13 FJ	$675
		HCA INC COMPANY GUAR 06/29 4.125	382
		HOME DEPOT INC SR UNSECURED 04/30 2.7	45
		HOME DEPOT INC SR UNSECURED 04/40 3.3	39
		HOME DEPOT INC SR UNSECURED 04/50 3.35	35
		HSBC HOLDINGS PLC SR UNSECURED 06/28 VAR	199
		HSBC HOLDINGS PLC SR UNSECURED 06/31 VAR	176
		HSBC HOLDINGS PLC SR UNSECURED 08/31 VAR	170
		HSBC HOLDINGS PLC SUBORDINATED 05/36 6.5	312
		HSBC HOLDINGS PLC SUBORDINATED 06/34 VAR	206
		HSBC HOLDINGS PLC SUBORDINATED 09/37 6.5	591
		HYUNDAI AUTO RECEIVABLES TRUST HART 2024 C A3	378
		ILLINOIS ST ILS 06/33 FIXED 5.1	603
		JPMORGAN CHASE + CO SR UNSECURED 03/31 VAR	219
		JPMORGAN CHASE + CO SR UNSECURED 04/31 VAR	110
		JPMORGAN CHASE + CO SUBORDINATED 05/31 VAR	1,006
		JPMORGAN CHASE + CO SUBORDINATED 09/33 VAR	378
		KINDER MORGAN ENER PART COMPANY GUAR 03/44 5.5	371
		LLOYDS BANKING GROUP PLC SUBORDINATED 03/26 4.65	199
		LLOYDS BANKING GROUP PLC SUBORDINATED 11/33 VAR	530
		LLOYDS BANKING GROUP PLC SUBORDINATED 12/25 4.582	274
		LYB INT FINANCE III COMPANY GUAR 10/30 2.25	43
		NATWEST GROUP PLC SR UNSECURED 06/27 VAR	334
		NATWEST GROUP PLC SR UNSECURED 09/29 VAR	765
		NATWEST GROUP PLC SUBORDINATED 11/35 VAR	195
		NEW JERSEY ST TURNPIKE AUTH TU NJSTRN 01/40 FIXED 7.414	86
		NEW JERSEY ST TURNPIKE AUTH TU NJSTRN 01/41 FIXED 7.102	363
		NEXTERA ENERGY CAPITAL COMPANY GUAR 03/25 6.051	75
		NEXTERA ENERGY CAPITAL COMPANY GUAR 03/29 4.9	349
		NEXTERA ENERGY CAPITAL COMPANY GUAR 07/27 4.625	300
		NISSAN AUTO RECEIVABLES OWNER NAROT 2024 B A3	351
		PETROLEOS MEXICANOS COMPANY GUAR 01/45 6.375	84
		PETROLEOS MEXICANOS COMPANY GUAR 01/50 7.69	717
		PETROLEOS MEXICANOS COMPANY GUAR 03/27 6.5	1,063
		PETROLEOS MEXICANOS COMPANY GUAR 06/35 6.625	768
		PETROLEOS MEXICANOS COMPANY GUAR 09/47 6.75	86
		PHILIP MORRIS INTL INC SR UNSECURED 02/31 5.125	75
		PHILIP MORRIS INTL INC SR UNSECURED 02/33 5.375	175
		PHILIP MORRIS INTL INC SR UNSECURED 11/29 5.625	62
		PHILIP MORRIS INTL INC SR UNSECURED 11/32 5.75	72
		REPUBLIC OF COLOMBIA SR UNSECURED 02/44 5.625	147
		REPUBLIC OF COLOMBIA SR UNSECURED 06/45 5	169

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2024	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	REPUBLIC OF COLOMBIA SR UNSECURED 11/36 7.75	$367
		RTX CORP SR UNSECURED 03/31 6	131
		RTX CORP SR UNSECURED 03/34 6.1	105
		SLM STUDENT LOAN TRUST SLMA 2005 3 A6	1,160
		SLM STUDENT LOAN TRUST SLMA 2007 6 A5	1,133
		SLM STUDENT LOAN TRUST SLMA 2014 2 A3	893
		SOUTHERN CO JR SUBORDINA 01/51 VAR	637
		SOUTHERN CO JR SUBORDINA 08/27 5.113	353
		SOUTHERN CO JR SUBORDINA 09/51 VAR	359
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	2,920
		T MOBILE USA INC COMPANY GUAR 04/29 3.375	653
		T MOBILE USA INC COMPANY GUAR 04/30 3.875	282
		TELECOM ITALIA CAPITAL COMPANY GUAR 06/38 7.721	103
		TIME WARNER CABLE LLC SR SECURED 05/37 6.55	242
		TIME WARNER CABLE LLC SR SECURED 06/39 6.75	564
		TOYOTA AUTO RECEIVABLES OWNER TAOT 2024 C A3	339
		TRANSCANADA TRUST COMPANY GUAR 03/77 VAR	528
		TRANSCANADA TRUST COMPANY GUAR 05/75 VAR	595
		TRANSCANADA TRUST COMPANY GUAR 08/76 VAR	271
		TRANSCANADA TRUST COMPANY GUAR 09/79 VAR	505
		TSY INFL IX N/B 02/53 1.5	647
		UNION PACIFIC RR CO 07 3 PASS THRU CE 01/31 6.176	116
		UNITED PARCEL SERVICE SR UNSECURED 03/53 5.05	253
		UNIV OF CALIFORNIA CA RGTS MED UNVHGR 05/53 FIXED 4.563	172
		UNUM GROUP SR UNSECURED 12/28 6.75	237
		US TREASURY N/B 02/44 4.5	1,802
		US TREASURY N/B 02/54 4.25	3,993
		US TREASURY N/B 03/31 4.125	171
		US TREASURY N/B 05/33 3.375	1,457
		US TREASURY N/B 05/34 4.375	2,266
		US TREASURY N/B 05/52 2.875	669
		US TREASURY N/B 08/31 3.75	1,437
		US TREASURY N/B 08/34 3.875	1,950
		US TREASURY N/B 08/44 4.125	1,754
		US TREASURY N/B 08/52 3	732
		US TREASURY N/B 08/53 4.125	5,361
		US TREASURY N/B 09/29 3.5	3,120
		US TREASURY N/B 11/44 4.625	1,080
		US TREASURY N/B 11/49 2.375	592
		US TREASURY N/B 11/53 4.75	1,818
		VMWARE LLC SR UNSECURED 08/26 1.4	166
		VODAFONE GROUP PLC JR SUBORDINA 04/79 VAR	563

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2024	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	WELLS FARGO + COMPANY SR UNSECURED 03/33 VAR	$307
		WELLS FARGO + COMPANY SR UNSECURED 04/34 VAR	124
		WELLS FARGO + COMPANY SR UNSECURED 06/28 VAR	140
		WELLS FARGO + COMPANY SR UNSECURED 07/33 VAR	120
		WELLS FARGO + COMPANY SUBORDINATED 06/26 4.1	197
		WELLS FARGO + COMPANY SUBORDINATED 07/27 4.3	467
		ZOETIS INC SR UNSECURED 11/25 4.5	299
		Total Dodge & Cox	$134,779

	Next Century	STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	$116
		Total Next Century	$116

	AJO Partners	CTO REALTY GROWTH INC REIT USD.01	$53
		GAMING AND LEISURE PROPERTIE REIT	4
		Total AJO Partners	$57

	Westwood	STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	$125
		Total Westwood	$125

	T. Rowe Price	ACCENTURE PLC CL A COMMON STOCK USD.0000225	$3,406
		ADOBE INC COMMON STOCK USD.0001	534
		AGCO CORP COMMON STOCK USD.01	2300
		AMEREN CORPORATION COMMON STOCK USD.01	4,201
		AMERICAN INTERNATIONAL GROUP COMMON STOCK USD2.5	3,247
		ASTRAZENECA PLC SPONS ADR ADR	1417
		AVALONBAY COMMUNITIES INC REIT USD.01	4,380
		BANK OF AMERICA CORP COMMON STOCK USD.01	6,074
		BAXTER INTERNATIONAL INC COMMON STOCK USD1.0	2103
		BECTON DICKINSON AND CO COMMON STOCK USD1.0	4,708
		BIOGEN INC COMMON STOCK USD.0005	742
		BOEING CO/THE COMMON STOCK USD5.0	1,497
		BRISTOL MYERS SQUIBB CO COMMON STOCK USD.1	697
		CF INDUSTRIES HOLDINGS INC COMMON STOCK USD.01	2,168
		CHUBB LTD COMMON STOCK	6,178
		CITIGROUP INC COMMON STOCK USD.01	3,753
		COCA COLA CO/THE COMMON STOCK USD.25	1,676
		COLGATE PALMOLIVE CO COMMON STOCK USD1.0	2,400
		COMCAST CORP CLASS A COMMON STOCK USD.01	2,478
		CONAGRA BRANDS INC COMMON STOCK USD5.0	1,704
		CONOCOPHILLIPS COMMON STOCK USD.01	4,758
		CUMMINS INC COMMON STOCK USD2.5	3,984
		CVS HEALTH CORP COMMON STOCK USD.01	1,924

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2024	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor,		Current Value
	or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	T. Rowe Price	DOMINION ENERGY INC COMMON STOCK	$1,123
		ELEVANCE HEALTH INC COMMON STOCK USD.01	4,957
		EOG RESOURCES INC COMMON STOCK USD.01	1,762
		EQT CORP COMMON STOCK	3,153
		EQUITABLE HOLDINGS INC COMMON STOCK USD.01	3,842
		EXXON MOBIL CORP COMMON STOCK	4,772
		FIFTH THIRD BANCORP COMMON STOCK	1,603
		FISERV INC COMMON STOCK USD.01	6,195
		FORTIVE CORP COMMON STOCK USD.01	1,785
		GE VERNOVA INC COMMON STOCK USD.01	1,109
		GENERAL ELECTRIC COMMON STOCK USD.01	3,585
		HARTFORD INSURANCE GROUP INC COMMON STOCK USD.01	5,580
		HOME DEPOT INC COMMON STOCK USD.05	2,062
		HONEYWELL INTERNATIONAL INC COMMON STOCK USD1.0	2,512
		HUNTINGTON BANCSHARES INC COMMON STOCK USD.01	2,757
		INTEL CORP COMMON STOCK USD.001	928
		INTERNATIONAL PAPER CO COMMON STOCK USD1.0	3,208
		JOHNSON + JOHNSON COMMON STOCK USD1.0	4,036
		KENVUE INC COMMON STOCK USD.01	6,316
		KIMBERLY CLARK CORP COMMON STOCK USD1.25	3,499
		L3HARRIS TECHNOLOGIES INC COMMON STOCK USD1.0	5,292
		LAS VEGAS SANDS CORP COMMON STOCK USD.001	3,037
		METLIFE INC COMMON STOCK USD.01	3,365
		MICROSOFT CORP COMMON STOCK USD.00000625	2,154
		NEWS CORP CLASS A COMMON STOCK USD.01	3,429
		NORFOLK SOUTHERN CORP COMMON STOCK USD1.0	4,068
		PHILIP MORRIS INTERNATIONAL COMMON STOCK	3,978
		QUALCOMM INC COMMON STOCK USD.0001	2,870
		REXFORD INDUSTRIAL REALTY IN REIT USD.01	2,119
		ROCKWELL AUTOMATION INC COMMON STOCK USD1.0	2,858
		ROWE T PRICE GOV RES FD	901
		RPM INTERNATIONAL INC COMMON STOCK USD.01	1,390
		SAMSUNG ELECTR GDR REG S GDR	1,669
		SANOFI ADR ADR	1,727
		SCHLUMBERGER LTD COMMON STOCK USD.01	1,817
		SCHWAB (CHARLES) CORP COMMON STOCK USD.01	5,241
		SEMPRA COMMON STOCK	2,899
		SIEMENS AG REG COMMON STOCK	2,100
		SOUTHERN CO/THE COMMON STOCK USD5.0	3,510
		SOUTHWEST AIRLINES CO COMMON STOCK USD1.0	1,668
		STANLEY BLACK + DECKER INC COMMON STOCK USD2.5	3,835
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	1,060

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2024	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor,		Current Value
	or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	T. Rowe Price	SUNCOR ENERGY INC COMMON STOCK	$2,344
		TE CONNECTIVITY PLC COMMON STOCK USD.01	2,797
		TEXAS INSTRUMENTS INC COMMON STOCK USD1.0	1,834
		THE CIGNA GROUP COMMON STOCK USD.01	1,168
		THERMO FISHER SCIENTIFIC INC COMMON STOCK USD1.0	3,715
		TOTALENERGIES SE SPON ADR ADR	2,123
		UNION PACIFIC CORP COMMON STOCK USD2.5	2,695
		UNITED PARCEL SERVICE CL B COMMON STOCK USD.01	4,041
		UNITEDHEALTH GROUP INC COMMON STOCK USD.01	4,778
		US BANCORP COMMON STOCK USD.01	2,542
		US DOLLAR	671
		VIATRIS INC COMMON STOCK	1,685
		WALMART INC COMMON STOCK USD.1	3,451
		WALT DISNEY CO/THE COMMON STOCK USD.01	3,026
		WELLS FARGO + CO COMMON STOCK USD1.666	6,939
		WESTERN DIGITAL CORP COMMON STOCK USD.01	1,087
		WEYERHAEUSER CO REIT USD1.25	4,024
		WILLIAMS COS INC COMMON STOCK USD1.0	1,574
		ZIMMER BIOMET HOLDINGS INC COMMON STOCK USD.01	4,276
		Total T. Rowe Price	$246,870

	Loomis Sayles	STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	$13
		Total Loomis Sayles	$13

	Boston Partners	8X8 INC COMMON STOCK USD.001	$2,604
		AIR LEASE CORP COMMON STOCK USD.01	3,486
		ALCOA CORP COMMON STOCK USD.01	2,602
		ARCOSA INC COMMON STOCK USD.01	2,062
		ASHLAND INC COMMON STOCK	3,287
		BATH + BODY WORKS INC COMMON STOCK USD.5	1,255
		BGC GROUP INC A COMMON STOCK USD.01	4,595
		BRIGHTVIEW HOLDINGS INC COMMON STOCK USD.01	1,139
		BRIXMOR PROPERTY GROUP INC REIT USD.01	1,682
		CARS.COM INC COMMON STOCK USD.01	1,794
		CLARIVATE PLC COMMON STOCK USD.01	2,970
		CUSTOM TRUCK ONE SOURCE INC COMMON STOCK USD.0001	2,618
		DAVE + BUSTER S ENTERTAINMEN COMMON STOCK USD.01	2,224
		DENNY S CORP COMMON STOCK USD.01	1,380
		DIME COMMUNITY BANCSHARES IN COMMON STOCK USD.01	2,064
		ENOVIS CORP COMMON STOCK USD.001	6,422
		ERO COPPER CORP COMMON STOCK	2,027
		FIDELIS INSURANCE HOLDINGS L COMMON STOCK USD.01	1,803

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2024	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor,		Current Value
	or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Boston Partners	GILDAN ACTIVEWEAR INC COMMON STOCK	$1,737
		GROCERY OUTLET HOLDING CORP COMMON STOCK USD.001	2,866
		HOLLEY INC COMMON STOCK USD.0001	643
		INDEPENDENT BANK CORP MICH COMMON STOCK USD1.0	1,733
		INNOVIVA INC COMMON STOCK USD.01	1,212
		KEMPER CORP COMMON STOCK USD.1	6,294
		KRONOS WORLDWIDE INC COMMON STOCK USD.01	1,958
		MYR GROUP INC/DELAWARE COMMON STOCK USD.01	2,008
		NATIONAL BANK HOLD CL A COMMON STOCK	2,376
		NATIONAL VISION HOLDINGS INC COMMON STOCK USD.01	1,804
		NCR VOYIX CORP COMMON STOCK USD.01	1,367
		OOMA INC COMMON STOCK	729
		PERELLA WEINBERG PARTNERS COMMON STOCK USD.0001	1,107
		PORTLAND GENERAL ELECTRIC CO COMMON STOCK	1,919
		PROSPERITY BANCSHARES INC COMMON STOCK USD1.0	2,659
		RAYONIER ADVANCED MATERIALS COMMON STOCK USD.01	1,689
		SILICON MOTION TECHNOL ADR ADR USD.01	2,123
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	2,152
		TELEFLEX INC COMMON STOCK USD1.0	3,467
		TENET HEALTHCARE CORP COMMON STOCK USD.05	2,383
		TOWER SEMICONDUCTOR LTD COMMON STOCK ILS15.0	3,341
		TRI POINTE HOMES INC COMMON STOCK USD.01	1,316
		TUTOR PERINI CORP COMMON STOCK USD1.0	1,920
		UNDER ARMOUR INC CLASS C COMMON STOCK USD.000333	1,753
		V2X INC COMMON STOCK USD.01	1,290
		VAREX IMAGING CORP COMMON STOCK USD.01	1,250
		VERINT SYSTEMS INC COMMON STOCK USD.001	536
		VIMEO INC COMMON STOCK USD.01	1,028
		VIVID SEATS INC CLASS A COMMON STOCK USD.0001	1,052
		WAYFAIR INC CLASS A COMMON STOCK USD.001	2,173
		WEBSTER FINANCIAL CORP COMMON STOCK USD.01	3,618
		Total Boston Partners	$107,517

	Jennison	ABBOTT LABORATORIES COMMON STOCK	$1,666
		ADIDAS AG COMMON STOCK	2,568
		ADOBE INC COMMON STOCK USD.0001	4,367
		ADVANCED MICRO DEVICES COMMON STOCK USD.01	4,196
		AIRBNB INC CLASS A COMMON STOCK USD.0001	3,252
		ALPHABET INC CL A COMMON STOCK USD.001	7,917
		ALPHABET INC CL C COMMON STOCK USD.001	7,900
		AMAZON.COM INC COMMON STOCK USD.01	26,311
		ANALOG DEVICES INC COMMON STOCK USD.167	2,952

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2024	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor,		Current Value
	or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Jennison	APPLE INC COMMON STOCK USD.00001	$20,769
		APPLOVIN CORP CLASS A COMMON STOCK USD.00003	965
		ASTRAZENECA PLC SPONS ADR ADR	3,058
		BOEING CO/THE COMMON STOCK USD5.0	3,526
		BROADCOM INC COMMON STOCK	15,104
		CADENCE DESIGN SYS INC COMMON STOCK USD.01	5,079
		COSTCO WHOLESALE CORP COMMON STOCK USD.005	6,830
		CROWDSTRIKE HOLDINGS INC A COMMON STOCK	3,623
		DATADOG INC CLASS A COMMON STOCK USD.00001	2,948
		DEXCOM INC COMMON STOCK USD.001	1,944
		EATON CORP PLC COMMON STOCK USD.01	2,486
		EDWARDS LIFESCIENCES CORP COMMON STOCK USD1.0	1,678
		ELI LILLY + CO COMMON STOCK	8,322
		GENERAL ELECTRIC COMMON STOCK USD.01	2,371
		GOLDMAN SACHS GROUP INC COMMON STOCK USD.01	1,584
		HILTON WORLDWIDE HOLDINGS IN COMMON STOCK USD.01	2,565
		HOME DEPOT INC COMMON STOCK USD.05	4,976
		INTUITIVE SURGICAL INC COMMON STOCK USD.001	3,617
		KEYSIGHT TECHNOLOGIES IN COMMON STOCK USD.01	3,207
		MARRIOTT INTERNATIONAL CL A COMMON STOCK USD.01	1,987
		MASTERCARD INC A COMMON STOCK USD.0001	8,167
		MERCADOLIBRE INC COMMON STOCK USD.001	4,008
		META PLATFORMS INC CLASS A COMMON STOCK USD.000006	18,739
		MICROSOFT CORP COMMON STOCK USD.00000625	18,688
		MOODY S CORP COMMON STOCK USD.01	3,594
		NETFLIX INC COMMON STOCK USD.001	12,586
		NOVO NORDISK A/S SPONS ADR ADR	3,906
		NVIDIA CORP COMMON STOCK USD.001	29,650
		O REILLY AUTOMOTIVE INC COMMON STOCK USD.01	3,122
		PALO ALTO NETWORKS INC COMMON STOCK USD.0001	2,194
		PROGRESSIVE CORP COMMON STOCK USD1.0	3,425
		SALESFORCE INC COMMON STOCK USD.001	5,488
		SERVICENOW INC COMMON STOCK USD.001	5,517
		SNOWFLAKE INC CLASS A COMMON STOCK USD1.0	2,609
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	1,203
		TESLA INC COMMON STOCK USD.001	10,372
		TJX COMPANIES INC COMMON STOCK USD1.0	2,666
		TRADE DESK INC/THE CLASS A COMMON STOCK USD.000001	4,306
		UBER TECHNOLOGIES INC COMMON STOCK USD.00001	3,860
		VERTEX PHARMACEUTICALS INC COMMON STOCK USD.01	4,602
		VERTIV HOLDINGS CO A COMMON STOCK USD.0001	2,401
		VISA INC CLASS A SHARES COMMON STOCK USD.0001	8,726

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2024	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor,		Current Value
	or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Jennison	WALMART INC COMMON STOCK USD.1	$6,060
		WALT DISNEY CO/THE COMMON STOCK USD.01	5,613
		Total Jennison	$329,270

		Grand Total	$997,351

Item  9.01    Financial Statements and Exhibits
(d)    Exhibits
EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm – McConnell & Jones, LLP
23.2	Consent of Independent Registered Public Accounting Firm – WEAVER AND TIDWELL, LLP

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 27, 2025

EDISON 401 (K) SAVINGS PLAN

By:	/s/ Natalie K. Schilling
Natalie K. Schilling
Chair of the Southern California Edison Company
Benefits Committee